UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number: 001-31221

Total number of pages: 93

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated April 27, 2007 announcing the company’s results for The Fiscal Year ended March 31, 2007.
2.	Materials presented in conjunction with the earnings release dated April 27, 2007 announcing the company’s results for The Fiscal Year ended March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 1, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, April 27, 2007 NTT DoCoMo, Inc.

Earnings Release for the Fiscal Year Ended March 31, 2007

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the fiscal year ended March 31, 2007, are summarized as follows.

<< Highlights of Financial Results >>

•

For the fiscal year ended March 31, 2007, operating revenues were 4,788.1 billion yen (up 0.5% year-on-year), operating income was 773.5 billion yen (down 7.1% year-on-year), income before income taxes was 772.9 billion yen (down 18.8% year-on-year) and net income was 457.3 billion yen (down 25.1% year-on-year).

•	Earnings per share were 10,396.21 yen (down 22.9% year-on-year) and EBITDA margin* was 32.9% (down 0.8 point year-on-year), and ROCE* was 16.1% (down 1.1 point year-on-year).

•

Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2008, are estimated to be 4,728.0 billion yen (down 1.3% year-on-year), 780.0 billion yen (up 0.8% year-on-year), 788.0 billion yen (up 1.9% year-on-year) and 476.0 billion yen (up 4.1% year-on-year), respectively.

Notes:

1.	Consolidated financial statements for the fiscal year ended March 31, 2007 in this release are unaudited.

2.	Amounts in this release are rounded, except in non-consolidated financial statements, where amounts are truncated.

3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2008, please refer to pages 10 and 11.

*	EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 52. See page 17 for the definition of ROCE.

<< Comment from Masao Nakamura, President and CEO >>

During the fiscal year ended March 31, 2007, we worked to reinforce our comprehensive strengths by continuously expanding FOMA’s coverage and adding more variety to our handset lineup to respond to the launch of the Mobile Number Portability (MNP) system. While a certain number of our customers used the MNP system, we believe its impact was relatively limited, with our full-year cellular churn rate rising only 0.01 point over the prior fiscal year to 0.78%. We have achieved steadfast progress in migrating mova subscribers to the FOMA network, and the total number of FOMA subscribers as of March 31, 2007 reached approximately 35 million, or over two thirds of our total cellular subscribers. Operating revenues and operating income for the fiscal year ended March 31, 2007 were 4,788.1 billion yen and 773.5 billion yen, respectively, posting an increase in revenues but a decrease in income over the prior fiscal year.

In the fiscal year ending March 31, 2008, we plan to accelerate our drive to transform cellular phones into a “lifestyle infrastructure”. To this end, we will enrich our services and features that are aimed at making people’s lives more convenient, such as mobile credit services, GPS capabilities, transport tickets and commuter pass functions. We also plan to introduce new services, including, for example, “Uta-hodai” service, which enables the downloading of full music tracks for a flat monthly fee, and easy-to-use and enjoyable “Chokkan Games”, which are played using intuitive motion, e.g., tracing a finger, tilting or waiving the handset, and release new handset models featuring innovative functions and designs. Meanwhile, we solidified our foothold in the small-amount payment market, by growing the combined user base of our “DCMX” and “DCMX mini” credit services to over 2 million in approximately one year after their launch. In the fiscal year ending March 31, 2008, we plan to cultivate new merchants and increase the lineup of cards compatible with our credit business to further expand its uptake. With regard to our network, we will respond to capacity expansion needs in view of the growing uptake of flat-rate services, and incorporate customers’ requests in our coverage improvement efforts to enhance the quality of our communication services.

As we believe providing adequate returns to shareholders is one of the most important issues in our corporate management, we have decided to increase our dividend payment by 20% year-on-year to 4,800 yen per share for the fiscal year ending March 31, 2008.

While the competition in the cellular phone market is expected to become increasingly harsh, we will devote ourselves to executing business with speed and a challenging spirit to take us one step ahead in our pursuit of new growth.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Operating revenues	¥4,765.9	¥4,788.1	¥22.2	0.5%
Operating expenses	3,933.2	4,014.6	81.3	2.1

Operating income	832.6	773.5	(59.1)	(7.1)
Other income (expense)	119.7	(0.6)	(120.2)	—

Income before income taxes	952.3	772.9	(179.4)	(18.8)
Income taxes	341.4	313.7	(27.7)	(8.1)
Equity in net losses of affiliates	(0.4)	(1.9)	(1.6)	(433.2)
Minority interests in consolidated subsidiaries	(0.1)	(0.0)	0.0	40.8

Net income	¥610.5	¥457.3	¥(153.2)	¥(25.1)%

1.	Business Overview

(1)	Operating revenues totaled 4,788.1 billion yen (up 0.5% year-on-year).

•

Cellular (FOMA+mova) services revenues increased to 4,182.6 billion yen (up 0.6% year-on-year). Despite some negative effects from our strategic billing arrangements introduced in the past, we safely maintained our churn rate at a low level as ever through our competitiveness. The increase in cellular (FOMA+mova) services revenues is also attributed partially to our recognition as revenues of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances that are projected to expire.

•

Voice revenues from FOMA services increased to 1,793.0 billion yen (up 53.3% year-on-year) and packet communications revenues from FOMA services increased to 971.9 billion yen (up 58.5% year-on-year), owing to a significant increase in the number of FOMA services subscribers to 35.53 million (up 51.4% year-on-year). The increase in the number of FOMA subscribers resulted from factors such as the improvements of network quality and release of the new handsets, including the “FOMA903i/703i” series.

•	Equipment sales revenues increased to 474.0 billion yen (up 0.8% year-on-year) as steady migration of subscribers from mova to FOMA services resulted in an increase in the number of handsets sold.

<Breakdown of operating revenues>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Wireless services	¥4,295.9	¥4,314.1	¥18.3	0.4%
Cellular (FOMA+mova) services revenues (1)	4,158.1	4,182.6	24.5	0.6
- Voice revenues (2)	3,038.7	2,940.4	(98.3)	(3.2)
Including: FOMA services	1,169.9	1,793.0	623.1	53.3
- Packet communications revenues	1,119.5	1,242.2	122.8	11.0
Including: FOMA services	613.3	971.9	358.6	58.5
PHS services revenues	40.9	23.0	(17.9)	(43.8)
Other revenues	96.8	108.5	11.8	12.1
Equipment sales	470.0	474.0	3.9	0.8

Total operating revenues	¥4,765.9	¥4,788.1	¥22.2	0.5%

Notes:

1.	Cellular (FOMA+mova) services revenues for the year ended March 31, 2007 reflected the impact of recognizing as revenues the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances that are projected to expire.

2.	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were 4,014.6 billion yen (up 2.1% year-on-year).

•	Personnel expenses increased to 254.3 billion yen (up 1.6% year-on-year). The number of employees was 21,591 as of March 31, 2007.

•

Non-personnel expenses increased to 2,549.3 billion yen (up 2.6% year-on-year). This increase resulted mainly from an increase in cost of equipment sold due to proportional growth in sales of FOMA handsets to the aggregate number of handsets sold.

•	Depreciation and amortization expenses increased by 1.0% year-on-year to 745.3 billion yen due to an increase in capital expenditures for expansion and quality improvement of the FOMA network.

<Breakdown of operating expenses>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Personnel expenses	¥250.3	¥254.3	¥4.0	1.6%
Non-personnel expenses	2,484.8	2,549.3	64.5	2.6
Depreciation and amortization	738.1	745.3	7.2	1.0
Loss on disposal of property, plant and equipment and intangible assets	54.7	73.1	18.4	33.6
Communication network charges	368.5	356.1	(12.4)	(3.4)
Taxes and public dues	36.7	36.4	(0.4)	(1.0)

Total operating expenses	¥3,933.2	¥4,014.6	¥81.3	2.1%

Note:

For the period starting from April 1, 2006, the amount of impairment loss related to PHS assets, which was separately stated in the past, is included in “Depreciation and amortization”.

(3)	Operating income decreased to 773.5 billion yen (down 7.1% year-on-year). Income before income taxes decreased by 18.8% year-on-year to 772.9 billion yen mainly due to an adverse impact of the gains on the sale of Hutchison 3G UK Holdings Limited shares (62.0 billion yen) and KPN Mobile N.V. shares (40.0 billion yen) during the year ended March 31, 2006.

(4)	Net income was 457.3 billion yen (down 25.1% year-on-year).

2.	Segment Information

(1)	Mobile phone business

<Operating results>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Mobile phone business operating revenues	¥4,683.0	¥4,718.9	¥35.9	0.8%
Mobile phone business operating income	844.4	803.7	(40.8)	(4.8)

<Operation data>	Thousand subscribers
Number of subscribers	March 31, 2006	March 31, 2007	Increase (Decrease)
Cellular services	51,144	52,621	1,477	2.9%
Cellular (FOMA) services	23,463	35,529	12,066	51.4
Cellular (mova) services	27,680	17,092	(10,588)	(38.3)
i-mode services	46,360	47,574	1,214	2.6

	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Aggregate ARPU	¥6,910	¥6,700	¥(210)	(3.0)%
Voice ARPU	5,030	4,690	(340)	(6.8)
Packet ARPU	1,880	2,010	130	6.9

Churn rate	0.77%	0.78%	0.01point

Note:

Number of i-mode subscribers includes numbers of cellular (FOMA) and cellular (mova) i-mode subscribers.

* See APPENDIX 2 “ARPU Calculation Methods” on page 51 for the details of ARPU calculation methods.

•	Subscriber-friendly billing arrangements

–	The number of subscribers for “pake-hodai”, our optional flat-rate packet billing plan for unlimited i-mode usage for FOMA services, increased to 9.54 million as of March 31, 2007, after the plan was made available to all FOMA subscribers in March 2006.

–	We released a new optional packet billing plan called “pake-hodai full” in March 2007 to enable FOMA i-mode subscribers with full-browser compatible handsets to view other internet websites as well as i-mode websites at a flat-rate.

•	Enriched handset line-up and services

–	A total of 48 models of FOMA handsets were released during the year ended March 31, 2007 in response to the diverse needs of our customers.

–	We released the “FOMA 902is” series in May 2006 and the “FOMA 903i” series in October 2006 as our high-end models with state-of-the-art technology. We released standard models with unique and slim designs called the “FOMA 702iS” series and the “FOMA 703i” series in July 2006 and January 2007, respectively. We also released the “SIMPURE” series, which features compact sizes and simple function, as well as other handsets compatible with HSDPA (High-Speed Downlink Packet Access) and with digital terrestrial TV broadcasting dedicated to mobile terminals (“One-Seg” service).

–	“Keyword search” function was added to our iMenu portal site, which enables i-mode subscribers to search iMenu sites, as well as those other internet websites through our partners’ search engines.

–	We upgraded the contents of i-mode when we added new services such as “Rakuten Auction” and Social Networking Services to iMenu portal site and the handsets became compatible with enhanced music functions and extended memory capacity for enhanced visuals in rich applications (“Mega i-appli”) such as games or GPS navigation.

–	The usability of “i-channel” services was further improved when its basic menu was renewed and functions were added. The number of “i-channel” subscribers increased to 10.58 million as of March 31, 2007.

–	As our music services, we launched “Chaku-Uta full”, which enables subscribers to download entire songs, and “Music Channel”, which provides longer and high-quality music programs. We also released several FOMA handsets compatible with “Napster To Go”, which is provided by Napster Japan, Inc., to enable subscribers to download an unlimited number of songs to a PC for a flat rate and to transfer the songs to a compatible music player or cellular handset.

–	We collaborated actively with our business partners such as Nippon Television Network Corporation, Fuji Television Network, Inc. and Kadokawa Group Holdings, Inc. to launch new services in the future including video broadcasting of content owned by such partners to cellular handsets or integration of data broadcasting in One-Seg services with i-mode.

•	Upgrade of network quality

–	We completed FOMA network coverage nationwide for train stations of Japan Railways Group, public service areas for automobiles, educational institutes and municipal offices and incorporated requests of our customers in our network planning. The coverage of FOMA services achieved a level which exceeds the coverage of mova services.

–	We deployed “FOMA HIGH-SPEED Area”, which features HSDPA technology, in major cities nationwide. We also strengthened our network security by implementing a network control function which can segregate voice communication and packet communication in the event of an emergency.

•	Further enhancement of after-sales services

–	As a part of “Premier Club Anshin Support”, which is dedicated to members of “DoCoMo Premier Club”, we introduced “Handset Replacement and Delivery Service”, which delivers a new FOMA handset for replacement in the event a handset is lost or stolen. We also introduced new services including “Data Security Service” that saves subscribers’ phonebook information on our network.

–	A service called “iC data transfer service” was introduced to enable customers to transfer data in IC (integrated circuit) card embedded in a handset when they upgrade their handsets.

•	Cost-saving efforts for handset procurement

–	We developed in collaboration with Renesas Technology Corp. (“Renesas”) one-chip LSI (Large-scale integrated circuit) for FOMA handsets. The one-chip LSI, which was embedded in some “FOMA 903i” series handsets, achieved shortened term for handset development and cost-savings as well as enhancement of basic functions of the handsets.

–	Other cost-saving efforts, in collaboration with Renesas and handset vendors, included expansion of the functions of the one-chip LSI such as compatibility with HSDPA services, development of a common handset platform integrated with its core software and establishment of handset platform based on “Linux” Operating System.

•	Development of international services

–	We renovated our international roaming services by integrating “World Walker”, the international roaming services for mova subscribers into “World Wing”, the international roaming services for FOMA subscribers. We discounted roaming charges and rental fees of roaming compatible handsets at the same time. We also increased the number of international roaming compatible handsets by adding such functions to our mainstream FOMA handsets.

–	We steadily expanded the service area of international roaming-out services for voice calls and SMS to 151* countries and areas; for packet communications to 97* countries and areas; and for videophone calls to 34 countries and areas, each as of March 31, 2007 (* a dedicated handset is required in 3 countries and areas out of the above for network compatibility).

–	“Indemnification Service for Rental Handsets” was introduced for customer care purposes where an advance application with prepayment will save by half the amount of damages for a lost rental handset during a trip.

–	In December 2006, we completed our acquisition of Guam Cellular & Paging, Inc. and Guam Wireless Telephone Company, LLC, both of which provide mobile services in Guam and the Northern Mariana Islands, in an effort to strengthen our roaming services in popular destinations of Japanese tourists.

–	In April 2006, we formed a strategic alliance with six Asian mobile operators to cooperate in international roaming and development of mobile services for corporate accounts. In December 2006, we added another operator to the alliance and officially named the alliance “Conexus Mobile Alliance”.

•	Corporate marketing

–	We launched a new service called “Business Mopera Anshin Manager”, which enables our corporate customers to alter and control the settings of their handsets remotely from a dedicated website.

–	We also started to provide another new service called “OFFICEED”, where corporate customers communicate free of charge between handsets registered with their In-building Mobile Communication System.

–	We actively marketed mobile system solutions featuring two of our PDA-type handsets: “hTc Z”, which is supplied by High Tech Computer Corporation in Taiwan, and “BlackBerry 8707h”, which is supplied by Research In Motion Limited in Canada.

(2)	PHS business

<Operating results>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
PHS business operating revenues	¥41.7	¥23.4	¥(18.3)	(43.9)%
PHS business operating loss	(9.5)	(15.4)	(5.9)	(62.5)%

<Operation data>	Thousand subscribers
Number of subscribers	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
PHS services	771	453	(318)	(41.2)%

	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
PHS ARPU	¥3,280	¥3,110	¥(170)	(5.2)%

•	We were continuously engaged in a campaign to encourage current PHS subscribers to migrate to FOMA services and officially decided in April 2007 on the termination of the services on January 7, 2008.

(3)	Miscellaneous businesses

<Operating results>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Miscellaneous business operating revenues	¥41.1	¥45.8	¥4.7	11.3%
Miscellaneous business operating loss	(2.3)	(14.8)	(12.4)	(534.5)

•	Expansion of credit business

–	In order to further promote the convenience of “Osaifu-Keitai”, we launched a new credit service, which features compatibility with “iD” credit card brand for card issuers. “iD” credit brand enables our subscribers to make credit payments with the “Osaifu-Keitai” mobile phone equipped with wallet functions. Our new credit services include “DCMX mini”, which offers a monthly credit line of 10,000 yen with simple application procedures on i-mode, and “DCMX”, in which subscribers are awarded “DoCoMo point”, point for our customer loyalty program, and other various privileges according to their credit usages. The total number of “DCMX” subscribers reached 2 million as of March 31, 2007.

–	We installed the “iD” reader/writers in all “am/pm” and “Lawson”, chain convenience stores nationwide. We also established a Limited Liability Partnership with East Japan Railway Company (“JR East”) in order to manage and operate a “common infrastructure (common reader/writer and common usage center)” where electronic payment becomes available for users of “iD” and JR East’s “Suica”. In February 2007, the common infrastructure was first installed in JUSCO and MaxValu, both of which are supermarket chains of the AEON group. The number of installed “iD” reader/writers increased to approximately 150,000 as of March 31, 2007.

–	In February 2007, we agreed with McDonald’s Holdings Company (Japan), Ltd. to the installment of “iD” reader/writers and “ToruCa” information-capture service at McDonald’s stores nationwide.

–	The number of “Osaifu-Keitai” handsets increased to 20.80 million as of March 31, 2007.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contact-less IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as an electronic wallet, a credit card, an electronic ticket, a membership card and an airline ticket, among other things.

•	Termination of “Quickcast” services

–	We terminated “Quickcast” services on March 31, 2007 because of a sharp decline in the number of the subscribers after e-mail services through cellular network were widely accepted.

•	Other

–	We launched a service called “Business mopera IP Centrex”, which enables our corporate customers to make outbound calls or call extension numbers via IP Centrex devices on our networks, instead of via traditional in-house PBX, with a FOMA/wireless LAN compatible handset.

–	We were actively involved in sales activities such as development and sale of mobile system solutions and marketing of mobile advertisements via i-mode websites.

3.	Capital Expenditures

Total capital expenditures were 934.4 billion yen.

•

We actively invested in telecommunication facilities and laboratory experimental equipment when we expanded the coverage areas of FOMA services including a rollout of HSDPA-technology compatible “FOMA HIGH SPEED Area”. We also reinforced our FOMA network to meet the increase in demand and to improve network reliability and launched new services such as “Music Channel”. At the same time, we continued our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving the design and construction process. Total capital expenditures during the year ended March 31, 2007 increased by 5.3% year-on-year to 934.4 billion yen.

<Breakdown of capital expenditures>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Mobile phone business	¥749.5	¥781.5	¥32.1	4.3%
PHS business	1.1	1.2	0.1	11.6
Other (including information systems)	136.6	151.7	15.1	11.1

Total capital expenditures	¥887.1	¥934.4	¥47.3	5.3%

4.	Cash Flow Conditions

•

Net cash provided by operating activities was 980.6 billion yen (down 39.1% year-on-year). The combination of an increase in income tax payment and a decrease in refund of income taxes resulted in an increase in cash payment by 269.1 billion yen (we paid 89.8 billion yen for income taxes, net of a refund of income taxes, in the prior fiscal year when deferred tax assets from the impairment of our investment in AT&T Wireless Services, Inc. were realized). The decrease in net cash provided by operating activities is also due to the effect of a bank closure at the end of March, which deferred our cash reception of 210.0 billion yen including cellular revenues to the following month.

•

Net cash used in investing activities decreased to 947.7 billion yen (down 0.4% year-on-year). An increase in acquisitions of tangible and intangible assets was more than offset by a decrease in acquisitions of long-term investments. Changes in investments for cash management purposes were inflows of 50.7 billion yen (changes in investments for cash management purposes were inflows of 149.0 billion yen in the prior fiscal year).

•

Net cash used in financing activities, including repurchases of our own stock, dividend payments, repayments of outstanding long-term debt, decreased to 531.5 billion yen (down 10.0% year-on-year). An increase in repayments of outstanding long-term debt and dividend payments was more than offset by a decrease in payments for the repurchases of our own stock. We spent 157.2 billion yen during the year ended March 31, 2007 to repurchase our own stock in the market.

•	Free cash flows were 32.9 billion yen. Free cash flows excluding the effects of irregular factors and changes in investments for cash management purposes were 192.2 billion yen.

<Statements of cash flows>	Billions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Net cash provided by operating activities	¥1,610.9	¥980.6	¥(630.3)	(39.1)%
Net cash used in investing activities	(951.1)	(947.7)	3.4	0.4
Net cash used in financing activities	(590.6)	(531.5)	59.1	10.0
Free cash flows (1)	659.9	32.9	(626.9)	(95.0)
Adjusted free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)	510.9	192.2	(318.7)	(62.4)

<Financial measures>	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Equity ratio (4)	63.7%	68.0%	4.3 point
Market equity ratio* (5)	121.6%	155.4%	33.8 point
Debt ratio (6)	16.4%	12.7%	(3.7) point
Liability to cash flow ratio (7)	49.2%	50.6%	1.4 point
Interest coverage ratio (8)	185.9	191.9	6.0

Notes:

(1)	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities
(2)	Irregular factors = the effects of uncollected revenues due to a bank closure at the end of the fiscal year
(3)	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months.
(4)	Equity ratio = Shareholders’ equity / Total assets
(5)	Market equity ratio* = Market value of total share capital / Total assets
(6)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
(7)	Liabilities to cash flow ratio= Interest bearing liabilities / Net cash provided by (used in) operating activities (excluding irregular factors)
(8)	Interest coverage ratio = Net cash provided by (used in) operating activities (excluding irregular factors) / Interest expense**
**	Interest expense is cash interest paid, which is disclosed in “Supplemental disclosures of cash flow information” for consolidated statements of cash flows on page 22.
*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 52.

5.	Profit Distribution

•	The Company plans to pay a total dividend of 4,000 yen per share (including the 2,000 yen interim dividend) for the year ended March 31, 2007.

<< Prospects for the Fiscal Year Ending March 31, 2008 >>

The competition in the Japanese cellular phone market is expected to become increasingly fierce in the future, due to the increase in the cellular phone penetration rate, diversification of customer needs, the launch of the Mobile Number Portability system in October 2006 and market entry by new competitors.

Under these market circumstances, while we will work continuously to expand our subscriber base by instituting measures to reinforce our comprehensive strengths from a “customer-oriented” perspective, operating revenues for the fiscal year ending March 31, 2008, are estimated at 4,728.0 billion yen because the downtrend in the average revenue per unit (ARPU) of our cellular subscribers is projected to continue. Operating income, on the other hand, is expected to increase by 6.5 billion yen to 780.0 billion yen, because our operating expenses are projected to fall due to a decrease in revenue-linked expenses resulting from a reduction in the number of handsets sold and lower handset procurement costs, and reduced capital expenditures associated with the expansion of FOMA network coverage.

*The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report the progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

	Billions of yen
	Year ended March 31, 2007 (Actual results)	Year ending March 31, 2008 (Forecasts)	Increase (Decrease)
Operating revenues	4,788.1	4,728.0	(60.1)	(1.3)%
Operating income	773.5	780.0	6.5	0.8%
Income before income taxes	772.9	788.0	15.1	1.9%
Net income	457.3	476.0	18.7	4.1%
Capital expenditures	934.4	750.0	(184.4)	(19.7)%
Adjusted free cash flows *	192.2	560.0	367.8	191.3%
EBITDA *	1,574.6	1,573.0	(1.6)	(0.1)%
EBITDA margin *	32.9%	33.3%	0.4 point	—
ROCE *	16.1%	16.1%	0.0 point	—
ROCE after tax effect *	9.5%	9.5%	0.0 point	—

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Page 52.

The financial forecasts for the year ending March 31, 2008, were based on the forecasts of the following operation data:

	March 31, 2007 (Actual results)	March 31, 2008 (Forecasts)	Increase (Decrease)
Number of cellular (FOMA+mova) services subscribers (thousands)	¥52,621	¥53,890	¥1,269	2.4%
Number of cellular (FOMA) services subscribers (thousands)	35,529	44,420	8,891	25.0
Number of cellular (mova) services subscribers (thousands)	17,092	9,470	(7,622)	(44.6)
Number of i-mode subscribers (thousands)	47,574	48,590	1,016	2.1
Number of PHS subscribers (thousands)	453	—	—	—
Aggregate ARPU* (cellular (FOMA+mova) services)	¥6,700	¥6,480	¥(220)	(3.3)
Voice ARPU	4,690	4,330	(360)	(7.7)
Packet ARPU	2,010	2,150	140	7.0%

Note:

1.	Number of i-mode subscribers includes numbers of cellular (FOMA) and cellular (mova) i-mode subscribers.
2.	We officially decided in April 2007 on the termination of PHS services on January 7, 2008

* See page 51 for the details of ARPU calculation methods.

•

The Company expects to pay a total annual dividend of 4,800 yen per share for the year ending March 31, 2008, consisting of an interim dividend of 2,400 yen and a year-end dividend of 2,400 yen per share.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability system, new market entrants competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.

2.	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of personal information and other confidential information by our corporate group, contractors, and other factors, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

Financial Statements	April 27, 2007 [U.S. GAAP]
For the Fiscal Year Ended March 31, 2007

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the general meeting of shareholders for approval of the consolidated financial statements	June 19, 2007
Date of scheduled payment of dividends	June 20, 2007
Date of scheduled filing of securities report	June 20, 2007

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 - March 31, 2007)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

					(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Year ended March 31, 2007	4,788,093	0.5%	773,524	(7.1)%	772,943	(18.8)%	457,278	(25.1)%
Year ended March 31, 2006	4,765,872	(1.6)%	832,639	6.2%	952,303	(26.1)%	610,481	(18.3)%

	Basic Earnings per Share	Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2007	10,396.21 (yen)	—	11.1%	12.4%	16.2%
Year ended March 31, 2006	13,491.28 (yen)	—	15.3%	15.2%	17.5%

Notes:	Equity in net losses of affiliated companies:	For the fiscal year ended March 31, 2007:	(1,941) million yen
		For the fiscal year ended March 31, 2006:	(364) million yen

(2)	Consolidated Financial Position

			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2007	6,116,215	4,161,303	68.0%	95,456.65 (yen)
March 31, 2006	6,365,257	4,052,017	63.7%	91,109.33 (yen)

(3)	Consolidated Cash Flows (Millions of yen)

				(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
Year ended March 31, 2007	980,598	(947,651)	(531,481)	343,062
Year ended March 31, 2006	1,610,941	(951,077)	(590,621)	840,724

2. Dividends

	Cash dividends per share (yen)			Total cash dividends for the year (Millions of yen)	Payout ratio	Ration of Dividends to Shareholders’ Equity
Date of record	Interim	Year-end	Total
Year ended March 31, 2006	2,000.00	2,000.00	4,000.00	178,166	29.6%	4.6%
Year ended March 31, 2007	2,000.00	2,000.00	4,000.00	175,101	38.5%	4.3%
Year ending March 31, 2008 (Forecasts)	2,400.00	2,400.00	4,800.00		44.0%

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007—March 31, 2008)

							(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2008	4,728,000	(1.3)%	780,000	0.8%	788,000	1.9%	476,000	4.1%	10,919.02	(yen	)

4. Others

(1)	Change of reporting entities (Change of condition of significant consolidated subsidiaries)

	The number of consolidated companies added:	None
	The number of consolidated companies removed:	2 (“DCM Capital LDN (UK) Limited”, “DCM Capital NL (UK) Limited”)

See page 14, “Condition of the Corporate Group”, for further information.

(2)	Change of significant accounting and reporting policies for consolidated financial statements

	 Change caused by revision of accounting standard:	None

	‚ Others:	None

(3)	The number of shares outstanding (common stock)

	 The number of shares outstanding:	For the fiscal year ended March 31, 2007:	45,880,000 shares

	(inclusive of treasury stock)	For the fiscal year ended March 31, 2006:	46,810,000 shares

	‚ The number of treasury stock:	For the fiscal year ended March 31, 2007:	2,286,356 shares

		For the fiscal year ended March 31, 2006:	2,335,773 shares

	ƒ The weighted average number of shares outstanding:	For the fiscal year ended March 31, 2007:	43,985,082 shares

		For the fiscal year ended March 31, 2006:	45,250,031 shares

(Reference) Summary of non-consolidated financial results

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 - March 31, 2007)

(1) Non-consolidated Results of Operations
Amounts are truncated to nearest 1 million yen.

					(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2007	2,598,724	1.8%	390,988	3.2%	654,167	24.4%	520,592	26.2%
Year ended March 31, 2006	2,554,026	(0.7)%	379,017	(7.2)%	525,742	17.9%	412,566	(18.0)%

	Earnings per Share	Earnings per Share after potential dilution adjustments
Year ended March 31, 2007	11,835.65 (yen)	—
Year ended March 31, 2006	9,115.17 (yen)	—

(2)	Non-consolidated Financial Position(Millions of yen, except per share amounts)

	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2007	4,076,072	2,508,167	61.5%	57,535.16 (yen)
March 31, 2006	4,515,663	2,323,036	51.4%	52,230.97 (yen)

(Reference) Shareholders’ equity		For the fiscal year ended March 31, 2007		2,508,167million yen
		For the fiscal year ended March 31, 2006		—

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

							(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2008	2,540,000	(2.3)%	374,000	(4.3)%	547,000	(16.4)%	402,000	(22.8)%	9,221.53 (yen)

*	Explanation for forecast of operation and other notes.

With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2008, please refer to page 10 and 11.

Consolidated and Non-consolidated financial statements are unaudited.

<< Condition of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 95 subsidiaries and 15 affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of the DoCoMo group and the corporate position of each group company are as follows:

[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Credit business, wireless LAN services, IP telephone service, radio paging (Quickcast) service and other miscellaneous businesses

__________

Notes: Radio paging (Quickcast) service was terminated on March 31, 2007, and we have decided to     terminate PHS services on January 7, 2008.

[Position of Each Group Company]

(1)	The Company engages in mobile phone, PHS and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications. The Company is solely responsible for DoCoMo group’s overall research and development activities in the area of mobile telecommunications business as well as the development of services and information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the eight DoCoMo Regional Subsidiaries engages in mobile phone (excluding satellite mobile communications services), PHS and other businesses in their respective regions.

(3)	29 other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and efficiency. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 58 other subsidiaries and 15 affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures established to launch new business operations.

The following chart summarizes the description above:

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company
(NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Business entrustment
Business entrustment
(Subsidiaries)
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Business Net, Inc.
DoCoMo Technology, Inc.
(Indirect Subsidiaries)
DoCoMo Service Hokkaido Inc.
DoCoMo Service Tohoku Inc.
DoCoMo Service Tokai Inc.
DoCoMo Service Hokuriku Inc.
DoCoMo Service Kansai Inc.
DoCoMo Service Chugoku Inc.
DoCoMo Service Shikoku Inc.
DoCoMo Service Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Tokai Inc.
DoCoMo Mobile Chugoku, Inc.
Global development, New businesses
(Other Subsidiaries)
(Affiliates)
Overseas
DoCoMo Capital, Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
Guam Cellular & Paging, Inc.
inter-touch (BVI) Limited
NTT DoCoMo USA, Inc.
DoCoMo Beijing Communications Laboratories Co., Ltd.
and other companies
ADVANCED MPAY COMPANY LIMITED
Hutchison 3G HK Holdings Limited
Hutchison Telephone Company., Ltd.
Mobile Innovation Company Limited
Telargo Inc.
3G Licensing Limited
Domestic
e Engineering Inc.
e Engineering Tokai, Inc.
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Seibu Densan, Co. Ltd.
Double Square Inc.
D2 Communications Inc.
DoCoMo Tametan, Inc.
DoCoMo.com, Inc
Nippon Datacom, Co. Ltd.
HIVE Inc.
Business Expert Inc.
Business Expert Tokai, Inc
Business Expert Kansai, Inc.
Business Expert Kyushu, Inc.
NTT Broadband Platform, Inc.
Tower Records Japan Inc.
NIPPON TELECOMMUNICATIONS NETWORK, CO., LTD
FeliCa Networks, Inc.
Multimedia Broadcasting Planning LLC
Sumitomo Mitsui Card Company, Limited.
Mobile Internet Capital, Inc.
Rakuten Auction, Inc.
and other companies

As of March 31, 2007

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese mobile communications market has intensified even further due to the introduction of the Mobile Number Portability system and market entry by new competitors. Under these circumstances, we plan to run our business from a “customer-centric” viewpoint focusing on the following three goals: (1) enhance our competitiveness by strengthening the foundation of our core business, (2) grow existing revenues and create new revenue sources, and (3) facilitate cost reduction.

(1) Enhance our competitiveness by strengthening the foundation of our core business

We will attach highest priority to ensuring that our customers continue to use our services with a high degree of satisfaction. To this end, we plan to offer products and services different from those of our competitors. We will continue to strive to strengthen our overall competitiveness by, for example, rolling out stable and high-quality networks, improving our after-sales support and introducing affordable billing plans. By adequately informing customers of these initiatives, we will endeavor to strengthen our group’s brand, acquire new subscribers, curb churns and boost the usage of our cellular phone services.

(2) Grow existing revenues and create new revenue sources

With the goal of creating new revenue sources, we plan to offer even more attractive content services leveraging the HSDPA (High-Speed Downlink Packet Access) platform launched in August 2006, and continue to expand the coverage of our international roaming services in collaboration with overseas operators. We will also strive to further increase the uptake of “i-channel” service and enrich our music-related service offerings, to improve the convenience of our customers and further grow cellular phone usage as a consequence. In addition, as part of our efforts to cultivate new businesses that do not rely on traffic revenues, we aim to create new revenue sources by providing highly value-added new usage opportunities for cellular phones, centering on our collaboration with partner companies. In particular, we have aggressively expanded the locations where “DCMX” and “DCMX mini” credit services compatible with the “iD” platform are available, by rolling out these services in convenience stores, supermarkets, restaurants and large-scale commercial facilities, etc., and we will work to further expand their coverage going forward. We will also proactively seek to expand our business fields, both in Japan and abroad, looking into the possibility of making strategic investments in, or forming alliances with external partners.

(3) Facilitate cost reduction

To ensure efficient operation of our core business and expand into new business fields, we will work to improve the efficiency of our operations by further cutting handset procurement and network costs, and making a more efficient allocation of distributor commissions.

Through the aforementioned efforts, with the goal of realizing “personalized services” and “ubiquitous” and “seamless” access, we will transfer our cellular phone services even further from the viewpoint of delivering innovative, safe and secure solutions, to provide our customers with “lifestyle infrastructure” useful for their lives and businesses, and strive to enhance our enterprise value thereby. At the same time, we are committed to ensuring compliance with relevant laws and regulations and thorough risk management at all levels of our corporate group, by properly establishing and operating an internal control system designed for lawful business execution. We will also work in earnest to fulfill our Corporate Social Responsibility (CSR), in an effort to win the trust and confidence of all stakeholders.

3.	Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases in order to return profits to shareholders. The Company intends to keep the repurchased shares as treasury shares and in principle to limit the amount of such treasury shares to approximately 5% of its total issued shares, and will consider retiring any treasury shares held in excess of this limit around the end of the fiscal year or at other appropriate times. During the fiscal year ended March 31, 2007, based on the authorization of a resolution adopted at the Ordinary General Meeting of Shareholders, the Company repurchased 880,578 shares of its own common stock at an aggregate price of 157.2 billion yen, and retired 930,000 shares (or approximately 2.0% of the total issued shares before retirement) at the end of March 2007.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.

4.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. DoCoMo also considers ROCE** an important management indicator in terms of efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will make its utmost efforts to achieve an EBITDA margin* of at least 35% and a ROCE** of at least 20% as its medium-term targets and attempt to maximize its corporate value.

__________

Notes:

•	EBITDA margin* = EBITDA* / Operating revenues

•	EBITDA* = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

•

ROCE* = Operating income / (Shareholders’ equity + Interest bearing liabilities) Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2006 and March 31, 2007.

5.	Corporate Social Responsibility (CSR)

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. Cellular phones have evolved from previously voice-centric communication devices into multifunctional tools serving more diverse needs in the society. Against this backdrop, we aim to contribute to society by carrying out our business activities with sincerity and living in harmony with society. To fulfill our Corporate Social Responsibility (CSR) as a cellular phone operator, our corporate group is engaged in a wide range of activities, believing that it is our important missions to tackle cellular phone-related social issues, respond to earthquakes and other natural disasters, take actions against global environmental concerns that are becoming increasingly serious, and allow each and every user including the elderly and the handicapped to share the convenience of cellular phones. Among these activities, those that are directly related to the products and services offered by DoCoMo group have been promoted in a comprehensive and unified approach under the “DoCoMo Anshin Mission” aimed at delivering peace of mind. The concrete actions undertaken during the fiscal year ended March 31, 2007, include the following:

–	For a safer, healthier and more secure society

•

Held approximately 1,400 sessions of “DoCoMo Keitai Safety School” seminars nationwide during the fiscal year ended March 31, 2007, to provide children with tips on safe and proper phone usage manners, and promoted services that limit access to dubious dating sites or other potentially harmful information web sites.

•

Reinforced our security-related services and features (e.g., “Data Security Service” that saves customers’ phonebook information on our network, “Omakase-Lock” service that can remotely lock IC card functions and block access to personal data with just a phone call, and “Keitai Osagashi” service, which searches the approximate location of the handset via PCs in the event the handset is misplaced), to allow users to use cellular phones with a greater sense of security.

•	Jointly conducted research with other cellular phone operators on the possible impact of radio waves emitted from cellular phone systems to the human body.

–	Universal design products and services

•	Released “FOMA D800iDS”, a model equipped with two screens, “FOMA Raku Raku Phone III” designed with a focus on ease of use, and a bone conduction receiver microphone, dubbed “Sound Leaf”.

–	Various disaster responses

•

Made functional enhancements to “i-mode Disaster Message Board” service, and added a new item, “disaster prevention/crime prevention/medical service,” on i-mode menu list, and promoted their use in order to improve the convenience of users in the event of a natural disaster.

•	Commenced the operation of a new network control system for FOMA service, which separately controls voice calls and packet communications, to secure means of communication in the event of a disaster.

•	Introduced “Emergency Location Report” service, which transmits the caller’s location when an emergency call is made from a cellular phone to emergency service organizations.

–	Global environmental conservation initiatives

•

Introduced auxiliary cooling systems and high-efficiency rectification equipment, and operated co-generation systems (CGS) which reduce energy consumption through effective utilization of the heat generated from power generation, as part of our efforts to facilitate energy savings at our communication facilities.

•	Collected used cellular handsets (approximately 62 million units on a cumulative basis) and carried out “DoCoMo Wood” forestation program (at 32 locations on a cumulative basis).

–	Social contribution activities

•	To assist the education of children, constructed a total of 9 schools in Thailand, and carried out programs aimed at fostering young talent by sponsoring various sports clinics.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	March 31, 2006		(UNAUDITED) March 31, 2007		Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥840,724		¥343,062		¥(497,662)
Short-term investments	51,237		150,543		99,306
Accounts receivable	609,837		872,323		262,486
Allowance for doubtful accounts	(14,740)		(13,178)		1,562
Inventories	229,523		145,892		(83,631)
Deferred tax assets	111,795		94,868		(16,927)
Prepaid expenses and other current assets	98,382		138,403		40,021

Total current assets	1,926,758	30.3%	1,731,913	28.3%	(194,845)

Property, plant and equipment:
Wireless telecommunications equipment	4,743,136		5,149,132		405,996
Buildings and structures	736,660		778,638		41,978
Tools, furniture and fixtures	610,759		613,945		3,186
Land	197,896		199,007		1,111
Construction in progress	134,240		114,292		(19,948)
Accumulated depreciation and amortization	(3,645,237)		(3,954,361)		(309,124)

Total property, plant and equipment, net	2,777,454	43.6%	2,900,653	47.4%	123,199

Non-current investments and other assets:
Investments in affiliates	174,121		176,376		2,255
Marketable securities and other investments	357,824		261,456		(96,368)
Intangible assets, net	546,304		551,029		4,725
Goodwill	141,094		147,821		6,727
Other assets	264,982		219,271		(45,711)
Deferred tax assets	176,720		127,696		(49,024)

Total non-current investments and other assets	1,661,045	26.1%	1,483,649	24.3%	(177,396)

Total assets	¥6,365,257	100.0%	¥6,116,215	100.0%	¥(249,042)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥193,723		¥131,005		¥(62,718)
Short-term borrowings	152		102		(50)
Accounts payable, trade	808,136		761,108		(47,028)
Accrued payroll	41,799		46,584		4,785
Accrued interest	1,264		809		(455)
Accrued income taxes	168,587		68,408		(100,179)
Other current liabilities	154,638		154,909		271

Total current liabilities	1,368,299	21.5%	1,162,925	19.0%	(205,374)

Long-term liabilities:
Long-term debt (exclusive of current portion)	598,530		471,858		(126,672)
Liability for employees’ retirement benefits	135,511		135,890		379
Other long-term liabilities	209,780		183,075		(26,705)

Total long-term liabilities	943,821	14.8%	790,823	13.0%	(152,998)

Total liabilities	2,312,120	36.3%	1,953,748	32.0%	(358,372)

Minority interests in consolidated subsidiaries	1,120	0.0%	1,164	0.0%	44

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	1,311,013		1,135,958		(175,055)
Retained earnings	2,212,739		2,493,155		280,416
Accumulated other comprehensive income	26,781		12,874		(13,907)
Treasury stock, at cost	(448,196)		(430,364)		17,832

Total shareholders’ equity	4,052,017	63.7%	4,161,303	68.0%	109,286

Total liabilities and shareholders’ equity	¥6,365,257	100.0%	¥6,116,215	100.0%	¥(249,042)

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended March 31, 2006		(UNAUDITED) Year ended March 31, 2007		Increase (Decrease)
Operating revenues:
Wireless services	¥4,295,856		¥4,314,140		¥18,284
Equipment sales	470,016		473,953		3,937
Total operating revenues	4,765,872	100.0%	4,788,093	100.0%	22,221

Operating expenses:
Cost of services (exclusive of items shown separately below)	746,099		766,960		20,861
Cost of equipment sold (exclusive of items shown separately below)	1,113,464		1,218,694		105,230
Depreciation and amortization	738,137		745,338		7,201
Selling, general and administrative	1,335,533		1,283,577		(51,956)
Total operating expenses	3,933,233	82.5%	4,014,569	83.8%	81,336

Operating income	832,639	17.5%	773,524	16.2%	(59,115)

Other income (expense):
Interest expense	(8,420)		(5,749)		2,671
Interest income	4,659		1,459		(3,200)
Gain on sale of affiliate shares	61,962		—		(61,962)
Gain on sale of other investments	40,088		5		(40,083)
Other, net	21,375		3,704		(17,671)
Total other income (expense)	119,664	2.5%	(581)	(0.1)%	(120,245)

Income before income taxes	952,303	20.0%	772,943	16.1%	(179,360)

Income taxes:
Current	293,707		237,734		(55,973)
Deferred	47,675		75,945		28,270
Total income taxes	341,382	7.2%	313,679	6.5%	(27,703)
Equity in net losses of affiliates	(364)	(0.0)%	(1,941)	(0.0)%	(1,577)
Minority interests in consolidated subsidiaries	(76)	(0.0)%	(45)	(0.0)%	31

Net Income	¥610,481	12.8%	¥457,278	9.6%	¥(153,203)

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	7,662		(15,763)		(23,425)
Net revaluation of financial instruments, net of applicable taxes	121		34		(87)
Foreign currency translation adjustment, net of applicable taxes	(42,597)		1,103		43,700
Minimum pension liability adjustment, net of applicable taxes	3,986		5,562		1,576

Comprehensive income:	¥579,653	12.2%	¥448,214	9.4%	¥(131,439)

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	45,250,031		43,985,082		(1,264,949)

Basic and diluted earnings per share (yen)	¥ 13,491.28		¥10,396.21		¥(3,095.07)

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007	Increase (Decrease)
Common stock:
At beginning of year	¥949,680	¥949,680	¥—

At end of year	949,680	949,680	—

Additional paid-in capital:
At beginning of year	1,311,013	1,311,013	—
Retirement of treasury stock	—	(175,055)	(175,055)

At end of year	1,311,013	1,135,958	(175,055)

Retained earnings:
At beginning of year	2,100,407	2,212,739	112,332
Cash dividends	(135,490)	(176,862)	(41,372)
Retirement of treasury stock	(362,659)	—	362,659
Net income	610,481	457,278	(153,203)

At end of year	2,212,739	2,493,155	280,416

Accumulated other comprehensive income:
At beginning of year	57,609	26,781	(30,828)
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	7,662	(15,763)	(23,425)
Net revaluation of financial instruments, net of applicable taxes	121	34	(87)
Foreign currency translation adjustment, net of applicable taxes	(42,597)	1,103	43,700
Minimum pension liability adjustment, net of applicable taxes	3,986	5,562	1,576
Adjustment to initially apply SFAS No.158, net of applicable taxes	—	(4,843)	(4,843)

At end of year	26,781	12,874	(13,907)

Treasury stock, at cost:
At beginning of year	(510,777)	(448,196)	62,581
Purchase of treasury stock	(300,078)	(157,223)	142,855
Retirement of treasury stock	362,659	175,055	(187,604)

At end of year	(448,196)	(430,364)	17,832

Total shareholders’ equity	¥4,052,017	¥4,161,303	¥109,286

4.	Consolidated Statements of Cash Flows

	Millions of yen
	Year ended March 31, 2006	(UNAUDITED) Year ended March 31, 2007
I Cash flows from operating activities:
1. Net income	¥610,481	¥457,278
2. Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization	738,137	745,338
(2) Deferred taxes	49,101	74,987
(3) Loss on sale or disposal of property, plant and equipment	36,000	55,708
(4) Gain on sale of affiliate shares	(61,962)	—
(5) Gain on sale of other investments	(40,088)	(5)
(6) Expense associated with sale of other investments	14,062	—
(7) Equity in net (income) losses of affiliates	(1,289)	2,791
(8) Minority interests in consolidated subsidiaries	76	45
(9) Changes in assets and liabilities:
Decrease (increase) in accounts receivable	21,345	(262,032)
Decrease in allowance for doubtful accounts	(3,623)	(1,600)
(Increase) decrease in inventories	(73,094)	83,716
Decrease (increase) in prepaid expenses and other current assets	109,192	(39,254)
Increase (decrease) in accounts payable, trade	45,108	(42,013)
Increase (decrease) in accrued income taxes	111,141	(100,197)
Increase in other current liabilities	17,641	534
(Decrease) increase in liability for employees’ retirement benefits	(3,378)	379
Increase (decrease) in other long-term liabilities	24,725	(26,241)
Other, net	17,366	31,164

Net cash provided by operating activities	1,610,941	980,598

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(638,590)	(735,650)
2. Purchases of intangible and other assets	(195,277)	(213,075)
3. Purchases of non-current investments	(292,556)	(41,876)
4. Proceeds from sale and redemption of non-current investments	25,142	50,594
5. Purchases of short-term investments	(252,474)	(3,557)
6. Redemption of short-term investments	501,433	4,267
7. Long-term bailment for consumption to a related party	(100,000)	—
8. Other, net	1,245	(8,354)

Net cash used in investing activities	(951,077)	(947,651)

III Cash flows from financing activities:
1. Repayment of long-term debt	(150,304)	(193,723)
2. Proceeds from short-term borrowings	27,002	18,400
3. Repayment of short-term borrowings	(27,010)	(18,450)
4. Principal payments under capital lease obligations	(4,740)	(3,621)
5. Payments to acquire treasury stock	(300,078)	(157,223)
6. Dividends paid	(135,490)	(176,862)
7. Other, net	(1)	(2)

Net cash used in financing activities	(590,621)	(531,481)

IV Effect of exchange rate changes on cash and cash equivalents	1,529	872

V Net increase (decrease) in cash and cash equivalents	70,772	(497,662)
VI Cash and cash equivalents at beginning of year	769,952	840,724

VII Cash and cash equivalents at end of year	¥840,724	¥343,062

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥93,103	¥925
Cash paid during the year for:
Interest	8,666	6,203
Income taxes	182,914	359,861
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	5,038	3,530
Retirement of treasury stock	362,659	175,055

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting policies:

(1) Adoption of new accounting standards

Inventory Pricing

Effective April 1, 2006, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs—an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have any impact on DoCoMo’s results of operations and financial position.

Exchanges of Non-monetary Assets

Effective April 1, 2006, DoCoMo adopted SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of Accounting Principles Board (“APB”) Opinion No. 29” issued by the FASB. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting Changes and Error Corrections

Effective April 1, 2006, DoCoMo adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and the FASB statement No. 3” issued by the FASB. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on DoCoMo’s results of operations and financial position. DoCoMo will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

Accounting for Defined Benefit Pension and Other Postretirement Plans

Effective March 31, 2007, DoCoMo adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of the FASB statements No. 87, 88, 106, and 132R” issued by the FASB. SFAS No. 158 amends the guidance in SFAS No. 87, “Employer’s accounting for pension”, SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employer’s Accounting for Postretirement Benefits Other than Pensions”, and SFAS No. 132R, “Employer’s Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB statement No.87, 88, and 106”. SFAS No. 158 requires an employer who sponsors a defined benefit pension and other postretirement benefit plans to recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in the consolidated balance sheets. The adoption of SFAS No. 158 did not have any impact on DoCoMo’s results of operations. The effect of adoption of SFAS No. 158 on DoCoMo’s financial position was recognized in the consolidated balance sheets. See Note 6 “Employees’ retirement benefits” for further discussion.

(2) Significant accounting policies

Use of estimates

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Allowance for doubtful accounts

The allowance for doubtful accounts is principally computed based on the historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities and other investments

DoCoMo accounts for its marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Equity securities whose fair values are not readily determinable and restricted stocks are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized.

Hedging activities

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employees’ retirement benefit plans

In accordance with SFAS No. 87, pension benefits earned during the fiscal year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive the benefits.

Revenue recognition

Base monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo had introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo had then introduced an arrangement which enables the unused allowances offered in and after December 2004 that was carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discount billing arrangement for families with between two to ten DoCoMo subscriptions. Until the year ended March 31, 2006, DoCoMo had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues had been recognized as revenues as subscribers make calls or utilize data connections, similar to the way airtime revenues are recognized, or as the allowance expires. As DoCoMo developed sufficient empirical evidence to reasonably estimate the portion of allowances that will be forfeited as unused, effective April 1, 2006, DoCoMo started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data connections. The effect of this accounting change was not material for DoCoMo’s results of operations and financial position.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS No.109, “Accounting for Income Taxes”.

(3) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2007.

2. Business segments:

Segment information for the years ended March 31, 2006 and 2007 are as follows:

	Millions of yen
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	¥—	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	¥—	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	¥—	¥832,639

Assets	¥4,782,740	¥34,414	¥23,241	¥1,524,862	¥6,365,257

Depreciation and amortization	¥729,349	¥5,054	¥3,734	¥—	¥738,137

Capital expenditures	¥749,456	¥1,071	¥—	¥136,586	¥887,113

	Millions of yen
Year ended March 31, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,718,875	¥23,429	¥45,789	¥—	¥4,788,093
Operating expenses	3,915,204	38,812	60,553	¥—	4,014,569

Operating income (loss)	¥803,671	¥(15,383)	¥(14,764)	¥—	¥773,524

Assets	¥5,067,348	¥25,212	¥40,213	¥983,442	¥6,116,215

Depreciation and amortization	¥735,270	¥3,230	¥6,838	¥—	¥745,338

Capital expenditures	¥781,548	¥1,195	¥—	¥151,680	¥934,423

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment. Capital expenditures in the “Corporate” column include expenditures in “miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

3. Related party transactions:

DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group. During the years ended March 31, 2006 and 2007, DoCoMo purchased capital equipment from NTT group companies in the amount of 71,897 million yen and 103,728 million yen, respectively.

On March 14, 2006, DoCoMo acquired 12,633,486 shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication carrier in Philippine, which represented approximately 7% of PLDT’s issued shares, for 52,103 million yen from NTT Communications Corporation, a subsidiary of NTT.

DoCoMo entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”, formerly NTT Leasing Co., Ltd.), a related party of DoCoMo, for cash management purposes. As of March 31, 2007, NTT and its subsidiaries owned all voting interests in NTT FINANCE, and DoCoMo owned 4.2% of such voting interests.

The balance of bailment was 120,000 million yen as of March 31, 2006. The assets related to the contracts were recorded as “Cash and cash equivalents” of 20,000 million yen and “Other assets” of 100,000 million yen on the consolidated balance sheets as of March 31, 2006. The recorded amount of interest income derived from the contracts was 95 million yen for the year ended March 31, 2006.

The balance of bailment was 100,000 million yen as of March 31, 2007. The assets related to the contracts were recorded as “Short-term investments” of 50,000 million yen and “Other assets” of 50,000 million yen on the consolidated balance sheets as of March 31, 2007. The recorded amount of interest income derived from the contracts was 269 million yen for the year ended March 31, 2007.

4. Deferred tax:

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2006 and 2007 are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2007
Deferred tax assets:
Investments in affiliates	¥64,809	¥—
Liability for employee benefits	54,497	54,329
Property, plant and equipment and intangible assets principally due to differences in depreciation	46,752	45,139
Reserve for point loyalty programs	45,824	42,397
Deferred revenues regarding “Nikagetsu Kurikoshi” two-month carry over)	34,639	28,779
Accrued commissions to agent resellers	23,439	23,293
Accrued enterprise tax	18,058	6,244
Inventories	9,562	14,861
Compensated absences	7,980	9,276
Accrued bonus	6,497	7,006
Other	17,266	14,175

Total gross deferred tax assets	¥329,323	¥245,499

Deferred tax liabilities:
Unrealized holding gains (losses) on available-for-sale securities	20,485	9,623
Intangible assets (principally customer-related assets)	8,972	5,499
Property, plant and equipment due to differences in capitalized interest	2,223	1,738
Investments in affiliates	—	438
Foreign currency translation adjustment	52	128
Other	12,163	7,436

Total gross deferred tax liabilities	¥43,895	¥24,862

Net deferred tax assets	¥285,428	¥220,637

Substantially all income or loss before income taxes, and income tax expenses or benefits are domestic. DoCoMo is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of 40.9% and 40.9% for the years ended March 31, 2006 and 2007, respectively.

The effective income tax rate for the years ended March 31, 2006 and 2007 was 35.9%, and 40.6% respectively. The main components of a difference between statutory income tax rate and effective income tax rate for the year ended March 31, 2006 are 2.6% by tax credit for special tax treatment applied to IT and research and development investment and 0.9% by changes in valuation allowance.

5. Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2006 and 2007 comprised the following:

	Millions of yen
	March 31, 2006	March 31, 2007
Marketable securities:
Available-for-sale	¥249,943	¥268,528
Held-to-maturity	—	19,995
Other investments:	157,866	92,853

Total	¥407,809	¥381,376

In addition to assets recorded as “Marketable securities and other investments” on the consolidated balance sheets, the above table includes debt securities classified as “cash and cash equivalents” and “short-term investments” on the consolidated balance sheets as follows:

	Millions of yen
	March 31, 2006	March 31, 2007
Debt securities classified as “short-term investments”	¥49,985	¥99,925
Debt securities classified as “cash and cash equivalents”	¥—	¥19,995

Maturities of debt securities classified as available-for-sale as of March 31, 2007 are as follows:

	Millions of yen March 31, 2007
	Carrying amounts	Fair value
Due within 1 year	¥99,925	¥99,925
Due after 1 year through 5 years	5	5
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥99,930	¥99,930

Maturities of debt securities classified as held-to-maturities as of March 31, 2007 are as follows:

	Millions of yen March 31, 2007
	Carrying amounts	Fair value
Due within 1 year	¥19,995	¥19,995
Due after 1 year through 5 years	—	—
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥19,995	¥19,995

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable securities and other investments as of March 31, 2006 and 2007 are as follows:

	Millions of yen
	March 31, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥52,784	¥47,685	¥311	¥100,158
Debt securities	150,290	—	505	149,785
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	March 31, 2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥148,001	¥21,585	¥988	¥168,598
Debt securities	100,076	0	146	99,930
Held-to-maturity:
Debt securities	19,995	—	—	19,995

The proceeds and gross realized gains and losses from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2007
Proceeds	¥14,902	¥448
Gross realized gains	40,454	314
Gross realized losses	—	(118)

Other investments include long-term investments in various privately held companies and restricted stocks. The aggregate carrying amounts of cost method investments included in other investments totaled 157,843 million yen and 92,818 million yen as of March 31, 2006 and 2007, respectively.

6. Employees’ retirement benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group. The number of DoCoMo’s employees covered by the contributory plan represented approximately 10.4% and 10.5% of the total members covered by such plan as of March 31, 2006 and 2007, respectively. The amount of expense allocated in DoCoMo’s consolidated statements of income and comprehensive income related to the contributory plan for the years ended March 31, 2006 and 2007 was 5,303 million yen and 3,287 million yen, respectively. The liability for employees’ benefits covered by such contributory plan was 32,674 million yen and 37,269 million yen as of March 31, 2006 and 2007, respectively. Such amounts were allocated by NTT based on actuarial calculations related to the covered employees of DoCoMo.

Employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance or retirement payments and pension benefits based on internal labor regulations, the amount of which is determined by a combination of factors such as the employee’s salary eligibility, length of service and other condition. The pension benefit is covered by the non-contributory defined benefit pension plan (“defined benefit pension plan”) sponsored by DoCoMo.

Effective March 31, 2007, DoCoMo adopted SFAS No. 158. In accordance with SFAS No. 158, DoCoMo recognized the funded status of postretirement benefit plan, or the difference between the fair value of plan assets and benefit obligations in the consolidated balance sheets as of March 31, 2007. The actuarial gains or losses, prior service costs or credits and transition obligation that are not recognized as components of net periodic cost pursuant to SFAS No. 87 are recognized as a component of other comprehensive income, net of applicable taxes. The adoption of SFAS No. 158 did not have any impact on DoCoMo’s results of operations. The effects of adoption of SFAS No. 158 on DoCoMo’s financial position were as follows: increases in “Liability for employees’ retirement benefits” by 8,369 million yen, “Deferred tax assets” (non-current) by 3,273 million yen and “Prepaid pension cost” included in “Other assets” by 668 million yen, and decreases in “Accumulated other comprehensive income”, net of applicable taxes, by 4,843 million yen and “Intangible assets” by 301 million yen, respectively.

The following tables present the plans’ projected benefit obligations, fair value of plan assets and funded status as of March 31, 2006 and 2007:

	Millions of yen
	March 31, 2006	March 31, 2007
Projected benefit obligation, end of year	¥188,856	¥183,004
Fair value of plan assets, end of year	79,266	85,207

Funded status	¥(109,590)	¥(97,797)

Unrecognized net losses	41,089	—
Unrecognized transition obligation	1,565	—
Unrecognized prior service cost	(21,682)	—

Net amount recognized on the consolidated balance sheets	¥(88,618)	¥(97,797)

The following table provides the amounts recognized in the consolidated balance sheets:

	Millions of yen
	March 31, 2006	March 31, 2007
Liability for employees’ retirement benefits	¥(102,837)	¥(98,621)
Prepaid pension cost	113	824
Intangible assets	122	—
Accumulated other comprehensive income	13,984	—

Net amount recognized	¥(88,618)	¥(97,797)

Liability for employees’ retirement benefits covered by the NTT group contributory defined benefit welfare pension plan	¥(32,674)	¥(37,269)

Total liability for employees’ retirement benefits	¥(135,511)	¥(135,890)

The following table provides components of amount recognized in accumulated other comprehensive income:

	Millions of yen
	March 31, 2006	March 31, 2007
Minimum pension liability	¥(13,984)	¥—
Net actuarial gain (loss)	—	(28,737)
Prior service credits (cost)	—	20,239
Amortization of transition obligations	—	(1,439)

Sub-total	¥(13,984)	¥(9,937)

Accumulated other comprehensive income from the NTT group contributory defined benefit welfare pension plan	¥(911)	¥(3,583)

Total	¥(14,895)	¥(13,520)

The charges to income for the defined benefit pension plans for the years ended March 31, 2006 and 2007 included the following components:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2007
Service cost	¥9,879	¥10,219
Interest cost on projected benefit obligation	3,493	3,654
Expected return on plan assets	(1,640)	(2,028)
Amortization of prior service cost	(1,861)	(1,907)
Amortization of actuarial loss	2,018	1,600
Amortization of transition obligation	132	127

Net pension cost	¥12,021	¥11,665

The assumptions used in determination of the defined benefit pension plans’ projected benefit obligations at March 31, 2006 and 2007 are as follows:

	March 31, 2006	March 31, 2007
Discount rate	2.0%	2.2%
Long-term rate of salary increases	2.1%	2.1%

The assumptions used in determination of the net pension costs for the years ended March 31, 2006 and 2007 are as follows:

	Year ended March 31, 2006	Year ended March 31, 2007
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%
Long-term rate of return on funded assets	2.5%	2.5%

7. Other footnotes to unaudited financial statements:

Share repurchase and retirement

On June 21 2005, the shareholders’ meeting approved a share repurchase plan under which DoCoMo could repurchase up to 2,200,000 shares at an aggregate amount not to exceed 400,000 million yen in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. On June 20, 2006, the shareholders’ meeting also approved a share repurchase plan under which DoCoMo may repurchase up to 1,400,000 shares at an aggregate amount not to exceed 250,000 million yen.

Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the year ended March 31, 2007, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	880,583 shares
Aggregate price of shares repurchased:	157,223 million yen

Based on the resolution of the board of directors on March 28, 2007, DoCoMo retired 930,000 of its treasury shares (purchase price: 175,055 million yen). As a result, additional paid-in capital decreased by 175,055 million yen for the year ended March 31, 2007.

8. Subsequent event:

There was no significant subsequent event.

<< Non-consolidated Financial Statements >

1.	Non-consolidated Balance Sheets

	Millions of yen
	March 31, 2006		(UNAUDITED) March 31, 2007		Increase (Decrease)
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses Property, plant and equipment	¥1,108,407		¥1,110,482		¥2,075
Machinery and equipment	440,939		454,641		13,701
Antenna facilities	139,329		159,365		20,036
Satellite mobile communications facilities	5,945		4,602		(1,343)
Telecommunications line facilities	1,572		3,487		1,915
Pipe and hand holes	1,636		3,236		1,600
Buildings	226,617		217,072		(9,544)
Structures	20,338		21,150		811
Other machinery and equipment	8,564		5,425		(3,138)
Vehicles	201		177		(23)
Tools, furniture and fixtures	112,299		110,115		(2,183)
Land	101,030		101,065		34
Construction in progress	49,931		30,141		(19,789)
Intangible assets	495,466		513,210		17,744
Rights to use utility facilities	1,713		2,418		705
Software	426,910		475,196		48,286
Patents	25		112		86
Leasehold rights	4,276		5,329		1,053
Other intangible assets	62,540		30,154		(32,386)
Total non-current assets for telecommunication businesses	1,603,873		1,623,692		19,819
Investment and other assets
Investment securities	360,242		287,507		(72,735)
Investment in affiliated companies	660,310		—		(660,310)
Stocks of affiliated companies	—		634,820		634,820
Other Investments in affiliated companies	—		578		578
Contributions in affiliated companies	—		5,651		5,651
Long-term prepaid expenses	3,695		3,217		(478)
Long-term bailment	100,000		50,000		(50,000)
Deferred tax assets	113,460		38,764		(74,695)
Other investments and other assets	38,951		41,283		2,331
Allowance for doubtful accounts	(237)		(498)		(260)
Total investment and other assets	1,276,423		1,061,325		(215,098)

Total non-current assets	2,880,296	63.8%	2,685,017	65.9%	(195,278)

Current assets:
Cash and bank deposits	780,558		293,926		(486,632)
Notes receivable	25		20		(4)
Accounts receivable, trade	331,924		422,889		90,964
Accounts receivable, other	267,443		278,692		11,249
Securities	49,985		119,920		69,935
Inventories and supplies	135,309		76,568		(58,740)
Advances	1,774		2,402		627
Prepaid expenses	7,088		17,863		10,774
Short-term loans	—		99,691		99,691
Deposits	—		50,000		50,000
Deferred tax assets	41,356		30,829		(10,527)
Other current assets	25,578		3,314		(22,263)
Allowance for doubtful accounts	(5,678)		(5,064)		613

Total current assets	1,635,366	36.2%	1,391,054	34.1%	(244,311)

Total assets	¥4,515,663	100.0%	¥4,076,072	100.0%	¥(439,590)

	Millions of yen
	March 31, 2006		(UNAUDITED) March 31, 2007		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Bonds	¥486,685		¥378,000		¥(108,685)
Long-term borrowings	114,000		93,000		(21,000)
Liability for employees’ retirement benefits	56,975		55,377		(1,598)
Reserve for directors’ and corporate auditors’ retirement benefits	373		—		(373)
Reserve for point loyalty programs	44,406		40,293		(4,112)
Provision for loss on PHS business	2,435		1,776		(658)
Other long-term liabilities	3,558		1,939		(1,618)

Total long-term liabilities	708,433	15.7%	570,387	14.0%	(138,046)

Current liabilities:
Current portion of long-term borrowings	190,200		129,685		(60,515)
Accounts payable, trade	356,051		259,297		(96,754)
Accounts payable, other	246,962		239,523		(7,438)
Accrued expenses	6,384		7,255		871
Accrued taxes on income	47,932		9,127		(38,804)
Advances received	13,714		2,271		(11,442)
Deposits received	581,828		320,081		(261,747)
Other current liabilities	41,119		30,275		(10,844)

Total current liabilities	1,484,193	32.9%	997,518	24.5%	(486,675)

Total liabilities	¥2,192,627	48.6%	¥1,567,905	38.5%	¥(624,721)

SHAREHOLDERS’ EQUITY
Common stock	¥949,679	21.0%	—	—	—
Capital surplus
Additional paid-in capital	292,385		—		—
Other paid-in capital	971,190		—		—
Total capital surplus	1,263,575	28.0%	—	—	—
Earned surplus
Legal reserve	4,099		—		—
Voluntary reserve	372,862		—		—
Unappropriated retained earnings	155,060		—		—
Total earned surplus	532,023	11.8%	—	—	—
Net unrealized holding gains on securities	25,952	0.5%	—	—	—
Treasury stock	(448,195)	(9.9)%	—	—	—

Total shareholders’ equity	¥2,323,036	51.4%	—	—	—

Total liabilities and shareholders’ equity	¥4,515,663	100.0%	—	—	—

	Millions of yen
	March 31, 2006		(UNAUDITED) March 31, 2007		Increase (Decrease)
NET ASSETS

Shareholders’ equity
Common stock	—	—	949,679	23.3%	—	—
Capital surplus
Capital legal reserve	—		292,385		—
Other capital surplus	—		796,136		—
Total capital surplus	—	—	1,088,521	26.7%	—	—
Earned surplus
Earned legal reserve	—		4,099		—
Other earned surplus
Accelerated depreciation reserve	—		10,559		—
General reserve	—		358,000		—
Earned surplus brought forward	—		502,990		—
Total earned surplus	—	—	875,649	21.5%	—	—
Treasury stock	—	—	(430,364)	(10.6)%	—	—

Total shareholders’ equity	—	—	2,483,486	60.9%	—

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	—	—	24,171	0.6%	—	—
Deferred gains or losses on hedges	—	—	509	0.0%	—	—

Total valuation and translation adjustments	—	—	24,681	0.6%	—

Total net assets	—	—	2,508,167	61.5%	—

Total liabilities and net assets	—	—	4,076,072	100%	—

2.	Non-consolidated Statements of Income

	Millions of yen
	Year ended March 31, 2006		(UNAUDITED) Year ended March 31, 2007		Increase (Decrease)
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥2,020,226	79.1%	¥2,015,114	77.5%	¥(5,112)
Voice transmission services	1,290,626		1,235,896		(54,730)
Data transmission services	480,951		535,436		54,485
Other	248,648		243,781		(4,867)
Operating expenses	1,651,354	64.7%	1,641,169	63.2%	(10,184)
Business expenses	995,808		988,799		(7,008)
Administrative expenses	50,947		55,205		4,257
Depreciation	398,569		399,056		487
Loss on disposal of property, plant and equipment and intangible assets	22,086		23,594		1,507
Communication network charges	166,434		158,571		(7,863)
Taxes and public dues	17,507		15,941		(1,565)
Operating income from telecommunication businesses	368,871	14.4%	373,944	14.3%	5,072
Supplementary businesses
Operating revenues	533,800	20.9%	583,609	22.5%	49,809
Operating expenses	523,654	20.5%	566,566	21.8%	42,911
Operating income from supplementary businesses	10,145	0.4%	17,043	0.7%	6,897

Total operating income	¥379,017	14.8%	¥390,988	15.0%	¥11,970

Non-Operating revenues and expenses
Non-operating revenues	178,926	7.0%	301,243	11.6%	122,316
Interest income and discounts	4,265		—		(4,265)
Interest income	—		1,389		1,389
Interest income-securities	230		234		3
Dividend income	156,431		295,319		138,887
Miscellaneous income	17,999		4,300		(13,698)
Non-operating expenses	32,201	1.2%	38,064	1.5%	5,862
Interest expense and discounts	1,914		—		(1,914)
Interest expense	—		2,015		2,015
Interest expense-bonds	5,877		4,066		(1,811)
Loss on write-off of inventories	22,418		19,308		(3,110)
Impairment of investment securities	—		8,083		8,083
Miscellaneous expenses	1,990		4,589		2,599

Recurring profit	¥525,742	20.6%	¥654,167	25.1%	¥128,424

Special profits:
Special profits	—	—	22,317	0.9%	22,317
Gain on liquidation of a subsidiary	—		22,317		22,317
Income before income taxes	525,742	20.6%	676,485	26.0%	150,742
Income taxes-current	77,000	3.0%	69,800	2.7%	(7,200)
Income taxes-deferred	36,176	1.4%	86,093	3.3%	49,916

Net income	¥412,566	16.2%	¥520,592	20.0%	¥108,026

Retained earnings brought forward	194,371		—		—
Retirement of treasury stock	362,658		—		—
Interim dividends	89,217		—		—
Unappropriated retained earnings	¥155,060		—		—

Note: The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

3.    Non-consolidated Statement of Changes in Net Assets

For the Fiscal Year Ended March 31, 2007(April 1, 2006 - March 31, 2007)

										(Millions of yen)
	Shareholders' equity
	Common stock	Capital surplus			Earned surplus					Treasury share	Total shareholders' equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned Surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of March 31, 2006	949,679	292,385	971,190	1,263,575	4,099	14,862	358,000	155,060	532,023	(448,195)	2,297,083

Changes during the annual period
Addition for accelerated depreciation reserve(*)						6,502		(6,502)	—		—
Reversal of accelerated depreciation reserve(*)						(4,876)		4,876	—		—
Reversal of accelerated depreciation reserve						(5,929)		5,929	—		—
Dividends from surplus(*)								(88,948)	(88,948)		(88,948)
Dividends from surplus (Interim Dividends)								(87,913)	(87,913)		(87,913)
Directors' and corporate auditors’bonus(*)								(104)	(104)		(104)
Net income								520,592	520,592		520,592
Share repurchase										(157,223)	(157,223)
Retirement of treasury share			(175,054)	(175,054)						175,054	—
Net changes other than shareholders' equity

The total amount of changes during the annual period	—	—	(175,054)	(175,054)	—	(4,303)	—	347,929	343,625	17,831	186,402

Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of March 31, 2006	25,952	—	25,952	2,323,036
Changes during the annual period
Addition for accelerated depreciation reserve(*)				—
Reversal of accelerated depreciation reserve(*)				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus(*)				(88,948)
Dividends from surplus (Interim Dividends)				(87,913)
Directors' and corporate auditors’bonus(*)				(104)
Net income				520,592
Share repurchase				(157,223)
Retirement of treasury share				—
Net changes other than shareholders' equity	(1,781)	509	(1,271)	(1,271)

The total amount of changes during the annual period	(1,781)	509	(1,271)	185,130

Balance as of March 31, 2007	24,171	509	24,681	2,508,167

(*)	Items approved in the shareholders' meeting held in June 2006

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of certain assets

(1)	Securities

Held-to-maturity securities are stated at amortized cost.

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The holding gains and losses, net of applicable deferred tax assets/liabilities, are directly reported as a separate component of net assets instead of being reflected in earnings. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.

Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

(2)	Derivative instruments

Derivative instruments are stated at fair value as of the end of the fiscal year.

(3)	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are reflected in earnings.

4.	Accounting for allowances

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of occurrence.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(4)	Provision for loss on PHS business

In order to provide for the loss resulting from PHS business, the Company reserves necessary provision for the estimated future loss.

(Additional Information)

The Company had recorded a reserve for directors’ and corporate auditors’ retirement benefits as of the end of the fiscal year based on our internal regulations. However, it was approved in the shareholders’ meeting held on June 20, 2006 to abolish the retirement benefits payment system and to award the accumulated retirement benefits to eligible directors and corporate auditors. The Company reversed the remaining balance of the reserve for directors’ and corporate auditors’ retirement benefits and classified the unpaid portion of such accumulated retirement benefits as “other long-term liabilities”.

5.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:

(a)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2)	Hedging instruments and hedged items

Hedging instruments:	Hedged items:

Interest rate swap contracts	Corporate bonds
Foreign currency swap contracts	Corporate bonds in foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Accounting Policy

(Accounting standard for directors’ bonus)

Effective from the year ended March 31, 2007, the Company adopted “Accounting Standard for Directors’ and Corporate Auditors’ Bonus” (Accounting Standards Board of Japan (“ASBJ”) Statement No.4 issued on November 29, 2005).

The adoption of this standard resulted in a decrease by 122 million yen in total operating income, recurring profit and net income, respectively.

(Accounting standard for presentation of net assets in the balance sheets)

Effective from the year ended March 31, 2007, the Company adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (ASBJ Statement No.5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued on December 9, 2005).

The amount of what is previously presented as “Shareholders’ Equity” was 2,507,657 million yen as of March 31, 2007.

Due to the amendment of the Financial Statements Regulations, the Company prepares the presentation of net assets in the balance sheets as of March 31, 2007 based on the amended Financial Statements Regulations.

(Accounting standard for treasury shares and appropriation of legal reserve)

Effective from the year ended March 31, 2007, the Company adopted revised “Accounting Standard for Treasury Shares and Appropriation of Legal Reserve” (ASBJ revised Statement No.1 issued on August 11, 2006) and “Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve” (ASBJ revised Guidance No.2 issued on August 11, 2006). The adoption of this standard did not have any impact on the Company’s result of operations.

Change in Presentation

(Non-consolidated Balance Sheets)

“Short-term loans” and “Bailment”, both of which were previously included in “other current assets” for the year ended March 31, 2006 were separately presented in the non-consolidated balance sheets for the year ended March 31, 2007 because the amount of each account exceeded one percent of the total assets in amount.

The amount of “Short-term loans” and “Bailment”, which was included in “other current assets” for the year ended March 31, 2006, was 4,000 million yen and 20,000 million yen, respectively.

(Non-consolidated Statements of Income)

“Impairment of investment securities”, which was previously included in “Miscellaneous expenses” for the year ended March 31, 2006 was separately presented in the non-consolidated statements of income for the year ended March 31, 2007 because the amount of the account exceeded ten percent of the total non-operating expense in amount.

The amount of “Impairment of investment securities”, which was included in “Miscellaneous expenses” for the year ended March 31, 2006 was 246 million yen.

Additional Information

(Telecommunication Business Accounting Regulation)

The Company prepares its non-consolidated balance sheets and non-consolidated statements of income in accordance with the amended Telecommunication Business Accounting Regulation, as provided in the Supplementary Provision of Telecommunication Business Accounting Regulation.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	March 31, 2006	March 31, 2007
Accumulated depreciation	1,603,315	1,748,430

3.	Accounts receivable from and payable to subsidiaries and affiliates

Millions of yen
March 31, 2007
Short-term accounts receivable	396,130
Short-term accounts payable	354,462

4.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceeded one percent of total assets or total of liabilities and net assets of the Company, are as follows:

	Millions of yen
	March 31, 2006	March 31, 2007
Accounts receivable, trade	82,978	68,445
Accounts receivable, other	241,594	228,165
Accounts payable, other	66,123	99,442
Deposits received	581,182	318,264

5.	Due to the effect of the bank closure which fell on the end of fiscal year, a portion of cash transfer to and among the Company and its eight regional subsidiaries, as well as settlement of access charges between the Company and other network operators, was processed on April 2, 2007. As a result, accounts receivable (trade) increased by 104,520 million yen, accounts payable (trade) increased by 19,591 million yen, deposits received decreased by 114,647 million yen, and cash and bank deposits decreased by 199,576 million yen as of March 31, 2007.

6.	Guarantee

The Company provides a counter indemnity of a performance guarantee of up to HK$24,099 thousand (364 million yen) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$488 thousand (7 million yen) and HK$308 thousand (4 million yen) indemnity outstanding as of March 31, 2006 and 2007, respectively.

Notes to Non-consolidated Statements of Income:

1.	The total amounts of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2007
Research and development expenses	109,270	97,583

2.	Non-operating revenues from affiliated companies, the amounts of which exceeded ten percent of the total non-operating revenues of the Company, are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2007
Dividends received from affiliated companies	152,006	288,151

Notes to Non-consolidated Statement of Changes in Net Assets:

The class and number of the treasury share (year ended March 31, 2007)

Class of treasury share	Common stock
Number of shares as of March 31, 2006	2,335,772 shares
Number of shares increased during the year ended March 31, 2007	880,582 shares
Number of shares decreased during the year ended March 31, 2007	930,000 shares
Number of shares as of March 31, 2007	2,286,355 shares

Note:	Increase in the number of shares was due to share repurchase in the market and repurchase of fractional shares. Decrease in the number of shares was due to retirement of treasury shares.

Marketable Securities:

For the year ended March 31, 2007 and 2006, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable fair value.

Income tax accounting:

1.	Significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

Millions of yen
March 31, 2006
Deferred tax assets:
Write-down of investments in affiliated companies	¥78,076
Liability for employees’ retirement benefits	22,366
Depreciation and amortization	22,207
Reserve for point loyalty programs	18,042
“Nikagetsu Kurikoshi” (two-month carry over) service	14,887
Write-off of inventories	9,498
Accrued enterprise tax	9,060
Other	15,657

Subtotal gross deferred tax assets	¥189,795
Less valuation allowance	(5,934)

Total gross deferred tax assets	¥183,861

Deferred tax liabilities:
Other securities due to differences in revaluation	¥(17,760)
Appropriation for accelerated depreciation	(11,283)

Total gross deferred tax liabilities	¥(29,044)

Net deferred tax assets	¥154,816

Millions of yen
March 31, 2007
Deferred tax assets:
Liability for employees’ retirement benefits	¥20,839
Depreciation and amortization	20,346
Reserve for point loyalty programs	16,371
Write-off of inventories	13,203
“Nikagetsu Kurikoshi” (two-month carry over) service	12,208
Write-down of investments in affiliated companies	7,087
Impairment losses	3,682
Other	10,340

Subtotal gross deferred tax assets	¥104,078
Less valuation allowance	(10,368)

Total gross deferred tax assets	¥93,710

Deferred tax liabilities:
Other securities due to differences in revaluation	¥(16,541)
Appropriation for accelerated depreciation	(7,226)
Other	(348)

Total gross deferred tax liabilities	¥(24,116)

Net deferred tax assets	¥69,593

2.	Significant components of the difference between the statutory income tax rate and the effective income tax rate for the year ended March 31, 2007 were as follows:

March 31, 2007
Statutory income tax rate	40.6%
Adjustment:
Income not taxable, such as dividends received	(17.3)%
Tax credits concerning IT investment promotion tax system	(1.0)%
Increase in valuation allowance	0.7%
Other	0.0%

Effective income tax rate	23.0%

(APPENDIX 1)

Operation Data for FY2006

		[Ref.] Fiscal 2005 (Ended Mar. 31, 2006) Full-year Results	Fiscal 2006 (Ended Mar. 31, 2007) Full-year Results	[Ref.] First Quarter (Apr.-Jun. 2006) Results	[Ref.] Second Quarter (Jul.-Sep. 2006) Results	[Ref.] Third Quarter (Oct.-Dec. 2006) Results	Fourth Quarter (Jan.-Mar. 2007) Results	[Ref.] Fiscal 2007 (Ending Mar. 31, 2008) Full-year Forecast
Cellular
Subscribers	thousands	51,144	52,621	51,672	52,103	52,214	52,621	53,890
FOMA	thousands	23,463	35,529	26,217	29,098	32,114	35,529	44,420
mova	thousands	27,680	17,092	25,456	23,004	20,100	17,092	9,470
Market share (1) (2)%		55.7	54.4	55.6	55.5	55.0	54.4	—
Net increase from previous period (2)	thousands	2,319	1,477	529	431	111	407	1,269
FOMA (2)	thousands	11,963	12,066	2,753	2,882	3,015	3,416	8,891
mova (2)	thousands	-9,644	-10,589	-2,225	-2,451	-2,904	-3,009	-7,622
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,910	6,700	6,900	6,720	6,670	6,530	6,480
Voice ARPU (4)	yen/month/contract	5,030	4,690	4,930	4,740	4,660	4,450	4,330
Packet ARPU	yen/month/contract	1,880	2,010	1,970	1,980	2,010	2,080	2,150
i-mode ARPU	yen/month/contract	1,870	1,990	1,950	1,960	1,990	2,060	2,130
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,040	2,160	2,120	2,140	2,160	2,240	2,310
Aggregate ARPU (FOMA) (3)	yen/month/contract	8,700	7,860	8,300	7,970	7,780	7,500	7,150
Voice ARPU (4)	yen/month/contract	5,680	5,070	5,420	5,180	5,030	4,770	4,540
Packet ARPU	yen/month/contract	3,020	2,790	2,880	2,790	2,750	2,730	2,610
i-mode ARPU	yen/month/contract	2,980	2,750	2,840	2,760	2,720	2,700	2,570
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	3,040	2,830	2,910	2,840	2,800	2,790	2,680
Aggregate ARPU (mova ) (3)	yen/month/contract	5,970	5,180	5,540	5,240	5,070	4,720	4,370
Voice ARPU (4)	yen/month/contract	4,680	4,190	4,460	4,220	4,130	3,860	3,650
i-mode ARPU	yen/month/contract	1,290	990	1,080	1,020	940	860	720
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,460	1,160	1,260	1,190	1,110	1,040	890
MOU (FOMA+mova) (3) (5)	minute/month/contract	149	144	145	146	146	139	—
MOU (FOMA) (3) (5)	minute/month/contract	202	175	181	180	175	164	—
MOU (mova) (3) (5)	minute/month/contract	122	104	110	106	103	92	—
Churn Rate (2)%		0.77	0.78	0.64	0.60	0.93	0.97	—
i-mode
Subscribers	thousands	46,360	47,574	46,823	47,186	47,208	47,574	48,590
FOMA	thousands	22,914	34,052	25,511	28,199	30,929	34,052	—
i-appliTM compatible (6) (7)	thousands	34,900	38,800	36,000	37,000	37,700	38,800	—
i-mode Subscription Rate (2)%		90.6	90.4	90.6	90.6	90.4	90.4	90.2
Net increase from previous period	thousands	2,339	1,214	463	364	21	366	1,016
i-Menu Sites (FOMA) (8)	sites	6,028	8,735	6,590	7,271	8,083	8,735	—
i-Menu Sites (mova) (8)	sites	5,043	5,702	5,158	5,340	5,566	5,702	—
Access Percentage by Content Category
Ringing tone/Screen	%	21	12	15	12	11	9	—
Game/Horoscope	%	24	23	23	21	24	22	—
Entertainment Information	%	27	35	31	34	32	41	—
Information	%	12	12	14	15	13	10	—
Database	%	5	6	6	7	7	6	—
Transaction	%	11	12	11	11	13	12	—
Percentage of Packets Transmitted
Web	%	96	98	97	97	98	98	—
Mail	%	4	2	3	3	2	2	—
PHS
Subscribers	thousands	771	453	679	606	530	453	—
Market Share (1)%		16.4	9.1	14.2	12.4	10.8	9.1	—
Net increase from previous period	thousands	-543	-318	-92	-74	-75	-77	—
ARPU (4)	yen/month/contract	3,280	3,110	3,170	3,080	3,090	3,070	—
MOU (5) (9)	minute/month/contract	72	57	62	58	56	53	—
Data transmission rate (time) (9) (10)%		76.2	76.8	76.7	77.2	76.5	76.9	—
Churn Rate	%	4.64	4.40	4.28	3.85	4.44	5.24	—
Others
Prepaid Subscribers (11)	thousands	53	45	49	47	46	45	—
Communication Module Service Subscribers (11)	thousands	665	1,027	733	799	924	1,027	1,310
FOMA Ubiquitous plan (12)	thousands	1	277	40	82	188	277	—
DoPa Single Service (13)	thousands	665	750	693	717	736	750	—

*	International service-related revenues have been included in the ARPU data calculation from the fiscal year ended Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•

International service-related ARPU included in the results for FY2005, the full-year forecasts, the first quarter, the second quarter, the third quarter and the nine months results of FY2006 are as follows:

	FY2005 (Ended Mar. 31, 2006) Full-year Results	FY2006 (Ended Mar. 31, 2007) Full-year Results	First Quarter (Apr.-Jun. 2006) Results	Second Quarter (Jul.-Sep. 2006) Results	Third Quarter (Oct.-Dec. 2006) Results	Fourth Quarter (Jan.-Mar. 2007) Results	FY2007 (Ending Mar. 31, 2008) Full-year Forecasts

Aggregate ARPU (FOMA+mova)	40 yen	50 yen	50 yen	50 yen	50 yen	60 yen	70 yen

Aggregate ARPU (FOMA)	70 yen	80 yen	70 yen	80 yen	80 yen	80 yen	80 yen

Aggregate ARPU (mova)	30 yen	20 yen	20 yen	20 yen	20 yen	20 yen	20 yen

*	Please refer to the attached sheet (P.51) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.
(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscribers.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscribers.
(4)	Inclusive of circuit-switched data communications
(5)	MOU (Minutes of Usage): Average communication time per one month per one user
(6)	Sum of FOMA handsets and mova handsets
(7)	The number of subscribers prior to the third quarter results of Fiscal 2006 are revised due to the change of calculation method.
(8)	The number of i-menu Sites charged per view are added to the existing number of i-menu Sites charged with a fixed monthly fee.
(9)	Not inclusive of data communication time via @FreeD service
(10)	Percentage of data traffic to total outbound call time
(11)	Included in total cellular subscribers
(12)	Included in FOMA subscribers
(13)	Included in mova subscribers

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly Revenue Per Unit)1

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU	(FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU	(FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU	(FOMA+mova) [2] : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated	purely from i-mode (FOMA+mova) *[3] : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU	(FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU	(FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU	(FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU[2]	(FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated	purely from i-mode (FOMA) [3] : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU	(mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU	(mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU	(mova) [2] : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated	purely from i-mode (mova) [3] : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU  (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers4 for each month.

1	Communication Module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2008 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008 (Forecasts)
a. EBITDA	¥1,606.8	¥1,574.6	¥1,573.0

Depreciation and amortization	(738.1)	(745.3)	(753.0)
Losses on sale or disposal of property, plant and equipment	(36.0)	(55.7)	(40.0)

Operating income	832.6	773.5	780.0

Other income (expense)	119.7	(0.6)	8.0
Income taxes	(341.4)	(313.7)	(312.0)
Equity in net losses of affiliates	(0.4)	(1.9)	—
Minority interests in earnings of consolidated subsidiaries	(0.1)	(0.0)	—

b. Net income	610.5	457.3	476.0

c. Total operating revenues	4,765.9	4,788.1	4,728.0

EBITDA margin (=a/c)	33.7%	32.9%	33.3%
Net income margin (=b/c)	12.8%	9.6%	10.1%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008 (Forecasts)
a. Operating income	¥832.6	¥773.5	¥780.0
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate:40.9%)	492.1	457.2	461.0
c. Capital employed	4,850.4	4,804.3	4,838.6

ROCE before tax effect (=a/c)	17.2%	16.1%	16.1%
ROCE after tax effect (=b/c)	10.1%	9.5%	9.5%

Notes:	Capital employed = Two period ends average of (Shareholders' equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + short-term borrowings + Long-term debt

3. Free cash flows excluding irregular factors and changes in investments for cash management purpose

	Billions of yen
	Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008 (Forecasts)
Free cash flows excluding irregular factors and changes in investments for cash management purpose	¥510.9	¥192.2	¥560.0

Irregular factors (1)	—	(210.0)	210
Changes of investments for cash management purpose (2)	149.0	50.7	—

Free cash flows	659.9	32.9	770.0

Net cash used in investing activities	(951.1)	(947.7)	(780.0)
Net cash provided by operating activities	1,610.9	980.6	1,550.0

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal year.

	(2)	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the year ended March 31, 2006 and 2007 includes changes in investments for cash management purpose. However, the effect of changes in investments for cash management purpose is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2008 due to the difficulties in forecasting such effect.

4. Market equity ratio

	Billions of yen
	Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008 (Forecasts)
a. Shareholders' equity	¥4,052.0	¥4,161.3	—
b. Market value of total share capital	7,738.5	9,503.4	—
c. Total assets	6,365.3	6,116.2	—

Equity ratio (=a/c)	63.7%	68.0%	—
Market equity ratio (=b/c)	121.6%	155.4%	—

Notes:	(1)	Market equity ratio for the year ending March 31, 2008 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

	(2)	Market value of total share capital = closing share price as of March 31, 2007 multiplied by the number of outstanding shares as of March 31, 2007. In the above calculation, the number of outstanding shares excludes treasury shares, which were previously included in the number of outstanding shares in the prior fiscal year. As a result thereof, certain reclassifications are made to the figures for the year ended March 31, 2006.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income
NTT DoCoMo Hokkaido, Inc.	222.4	21.5	21.4	12.8

NTT DoCoMo Tohoku, Inc.	358.6	44.2	44.2	26.3

NTT DoCoMo, Inc.	2,598.7	390.9	654.1	520.5

NTT DoCoMo Tokai, Inc.	606.1	71.4	71.3	42.2

NTT DoCoMo Hokuriku, Inc.	118.1	15.1	15.1	9.0

NTT DoCoMo Kansai, Inc.	886.6	117.8	113.8	67.3

NTT DoCoMo Chugoku, Inc.	308.5	40.9	40.2	23.9

NTT DoCoMo Shikoku, Inc.	175.9	22.3	22.2	13.1

NTT DoCoMo Kyushu, Inc.	617.4	77.2	76.4	45.2

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. NTT DoCoMo, Inc. Results for the Fiscal Year Ended Mar. 31, 2007 Apr. 27, 2007

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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1
/35
This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1. As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability system, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.
2. The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.
3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.
4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.
6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.
8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9. Inadequate handling of personal information and other confidential information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.
11. Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.
12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.
Forward-Looking Statements

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. FY2006 Results Highlights & Prospects for FY2007

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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/35
US GAAP
FY2006 Results Highlights and FY2007 Forecasts
Consolidated financial statements in this document are unaudited.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 35 and the IR page of our web site, www.nttdocomo.co.jp.
**Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.
+0.4
points
33.3 -0.8
points
32.9 33.7
EBITDA margin
(%) *
+191.3%
560.0
-62.4%
192.2 510.9
Adjusted Free Cash Flow
(Billions of yen) **
-1.5%
4,118.0
+0.6%
4,182.6 4,158.1
Cellular Services Revenues
(Billions of yen)
Changes
(2) (3)
2008/3
(Full-year
forecast)
(3)
Changes
(1) (2)
2007/3
(full-year)
(2)
2006/3
(full-year) (1)
1,573.0
476.0
788.0
780.0
4,728.0
+1.9%
-18.8%
772.9 952.3
Income Before Income Taxes
(Billions of yen)
+0.8%
-7.1%
773.5 832.6
Operating Income
(Billions of yen)
-1.3%
+0.5%
4,788.1 4,765.9
Operating Revenues
(Billions of yen)
-0.1%
-2.0%
1,574.6 1,606.8
EBITDA
(Billions of yen)*
+4.1%
-25.1%
457.3 610.5
Net income
(Billions of yen)

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
4
4
/35
FY2006 Financial Results Highlights
Operating income: 773.5 billion yen
(Down 59.1 billion yen year-on-year)
(Full-year forecast: 810 billion yen)
Operating revenues: Up 22.2 billion yen year-on-year
·
Cellular services revenues: Up 24.5 billion yen year-on-year
(Inclusive of impact of incurring in revenues the portion of
“Nikagetsu-Kurikoshi (2-month carry over) allowances that
are projected to expire)
Operating expenses: Up 81.3 billion yen year-on-year
·
Revenue-linked expenses grew 73.5billion yen year-on-year,
due to increase in the percentage of FOMA handsets to
total handset sales, and growth in number of handsets sold

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
5
5
/35
FY2007 Financial Results Forecasts
Operating income: Estimated at 780 billion yen, up approx. 7 billion year-on-year
Operating revenues: Estimated at 4,728 billion yen, down approx. 60 billion year-on-year
- Cellular services revenues projected to decrease approx. 64 billion yen due to decline in ARPU
Operating expenses: Estimated at 3,948 billion yen, down approx. 67 billion year-on-year
- Revenue-linked expenses projected to decrease approx. 105 billion yen due to reduction in no. of handsets sold and distributor commissions
Capital expenditures: Estimated at
750 billion
yen, down approx.
184 billion year-on-year
0
1,000
2,000
3,000
4,000
5,000
07/3 ( full year ) 08/3 ( full year
forecast )
07/3 ( full year ) 08/3 ( full year
forecast )
07/3 ( full year ) 08/3 ( full year
forecast )
(Billions of yen)
Operating revenues
Operating expenses
Operating Income
4,788.1 4,728.0
4,014.6
3,948.0
773.5
780.0

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
6
6
/35
-20
0
20
40
60
80
100
05/4 5 6 7 8 9 10 11 12 06/1 2 3 06/4 5 6 7 8 9 10 11 12 07/1 2 3
SoftBank SoftBank
KDDI(au+TU-KA)
·
DoCoMo’s
market share of net additions for FY2006: 30.0%
·
DoCoMo’s share performance has shown a recovery trend, after declining immediately after the launch of MNP
Market Share of Net Additions
Full-year net adds share: 48.4%
Full-year net adds share: 30.0%
Source of data used in calculation: Telecommunications Carriers Association (TCA)
(%)
FY2005
FY2006

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
7
7
/35
0.00
0.50
1.00
1.50
2.00
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q)
FY2005 FY2006
0.75%
0.97%
·
Cellular churn rate for FY2006: 0.78%
FY2006/2H churn rate was 0.95%, affected only slightly by MNP
0.93%
0.72%
FY2006/2H:0.95%
(Plan: 1.0%)
Full-year churn rate:
0.77%
Full-year churn rate:
0.78%
Inclusive of Communication Module Service subscribers
(%)
Churn Rate

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
8
8
/35
·
No. of FOMA subscribers as of Mar. 31, 2007 topped 35 million
·
FOMA subscribers projected to reach 44.4 million, or over 80% of total, by Mar. 31, 2008
0
1,000
2,000
3,000
4,000
5,000
6,000
04/3 04/6 04/9 04/12 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3
08/3(Forecast)
mova
5,262
5,389
2,346
(45.9%)
305
(6.6%)
1,150
(23.6%)
3,553
(67.5%)
4,442
(82.4%)
FY2007
(forecast)
FY2006
FOMA subs
topped
35 mil
FOMA subs.
projected
to reach
80% of total
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers
Inclusive of Communication Module Service subscribers
(10,000 subs)
Subscriber Migration to FOMA

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
9
9
/35
·
MOU for FY2006 was 144 minutes (down 3.4% year-on-year)
Cellular(FOMA+mova)MOU
For an explanation of MOU, please see Slide 34 of this document, “Definition and Calculation Methods of MOU and ARPU”
0
20
40
60
80
100
120
140
160
180
200
-25
-20
-15
-10
-5
0
5
10
15
20
25
MOU (left axis)
152 155 153 145 149 152 151 146 145 146 146 139
Year-on-year changes in MOU (right axis)
-6.2 -3.7 -4.4 -5.8 -2.0 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8
04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q)
(%)
(minutes)
Full-year MOU: 149 minutes
(Down 1.3% year-on-year)
Full-year MOU: 144 minutes
(Down 3.4% year-on-year)
Full-year MOU: 151 minutes
(Down 5.0% year-on-year)

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
10
10
/35
·
Decline in aggregate ARPU has slowed steadily due to growth in packet ARPU
(Year-on-year decline in aggregate ARPU excluding irregular factors caused by inclusion of expiring portion of “Nikagetsu-Kurikoshi (2-month carry over)” allowances in revenues:  FY06: -3.8%, FY07: -2.6%)
Cellular(FOMA+mova)ARPU
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
-20.0
-15.0
-10.0
-5.0
0.0
5.0
10.0
15.0
20.0
Packet ARPU (left axis)
1,820 1,880 1,880 1,940 1,970 1,980 2,010 2,080 2,010 2,150
(Incl.) i-mode ARPU
1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 1,990 2,130
Voice ARPU (left axis)
5,120 5,170 5,040 4,780 4,930 4,740 4,660 4,450 4,690 4,330
International service ARPU
30(Incl.)
40(Incl.)
40(Incl.)
40(Incl.)
50(Incl.)
50(Incl.)
50(Incl.)
60(Incl.)
50(Incl.)
70(Incl.)
YOY changes in aggregate ARPU (right axis)
-6.2 -4.0 -3.5 -2.9 -0.6 -4.7 -3.6 -2.8 -3.0 -3.3
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/3(Full-year) 08/3(Full-year E)
(%)
(yen)
6,940
7,050
6,920
6,530
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues.
For an explanation of ARPU, please see Slide 34 of this document, “Definition and Calculation Methods of MOU and ARPU”.
6,900
6,720
•The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi”
allowances that are
projected to expire, which are estimated as fellows:
FY2006/1Q (actual): 200 yen
FY2006/full-year (actual): 50 yen
6,670
Full-year aggregate ARPU: ¥6,910
(Down 4.0% year-on-year)
Full-year aggregate ARPU: ¥6,700
(Down 3.0% year-on-year)
6,720
6,700
6,480
YOY changes in aggregate ARPU (excluding the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi” allowances that are projected to expire)

Future Action Plans Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

Music Channel
903i MEGA GAMES
iD
ToruCa
CONEXUS
MOBILE ALLIANCE
i.ch.

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
12
12
/35
Flat-rate
Life Assistant Life Assistant
Music
GPS
GPS/
navigation
DCMX
iD
ToruCa
Osaifu-keitai
e-wallet
Search/
Ads
Search/ads
Game
Music
Chaku-Uta
Full®
Movie
Video
contents
Auction
Rakuten
Auction
i-channel
STEP
UP
From “Telecommunications Infrastructure”
to “Lifestyle Infrastructure”
broadcast
One-segment
Int’l Services
i-mode Alliance
Direction of Service Development
Telecommunications Telecommunications
Infrastructure Infrastructure
Personal Ubiquitous & Seamless
·
Respond to needs for “personalized services” and “ubiquitous and seamless access” through the provision of lifestyle infrastructure

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
13
13
/35
Network
Horizontal
coverage
improvement
Billing plans
Billing plans to
counter
competition
Handsets
Product lineup
enrichment
Develop innovative handsets
· Appealing design, original features
· Embed high-speed access, video
and international capabilities as
standard features
Services
New service
development
Actions taken
Future actions
Promotion of
“DoCoMo-Brand”
DoCoMo2.0 START
DoCoMo changes, to
move one step ahead
Challenges for more comfortable
usage environments
· Speed/capacity enhancement,
efficient investment
· Interactive coverage improvement
together with users
Challenge new genres
Customer contact
R&D
Challenge new domains
Improve
consulting/assistance
functions
·
DoCoMo will take up the challenge to create new values for
cellular services
To Move One Step Ahead
·
Expand flat-rate business
·
Full-scale deployment of
payment/credit services
·
Video content
·
“B-to-B-to-C”
business
·
Expand usage opportunities overseas

pake-hodai
Packet Flat-Rate service
Nearly doubled in 1 year

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
14
14
/35
· “pake-hodai” flat-rate subscribers nearly doubled in 1 year to 9.56 million  *
(as a result of lifting “pake-hodai” subscription restrictions and enriching the service menu accessible from “pake-hodai”)
0
200
400
600
800
1,000
1,200
1,400
05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3
No. of “pake-hodai” subscribers
559
956
pake-hodai
subscription rate**
27%
(As of Mar. 31, 2007)
**pake-hodai subscription rate: No. of pake-hodai subscribers/Total FOMA subscribers
(10,000 subscribers)
Richer content
portfolio
pake-
hodai
Service
menu
Grow users
Lifted pake-hodai
subscription
restrictions
from March 2006
Flat-Rate Package
Expected to top
10 million
on May 1, 2007
* Inclusive of “pake-hodai full” subscribers
(Forecast) 08/3

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
15
15
/35
i-channel, Melody Call
·
User base of “i-channel” and “Melody Call” both topped 10 million
·
Revenues from these two subscription-based services contributed to boosting data ARPU
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
05/9 05/12 06/3 06/6 06/9 06/12 07/3
No. of “i-channel” subs.
207
1,058
Boosted data ARPU
i-channel revenue per sub.
350 yen/month
equivalent to 40 yen
of data ARPU
No. of “Melody Call” subs
0
200
400
600
800
1,000
1,200
1,400
06/3 06/6 06/9 06/12 07/3
“Melody Call”
basic monthly fee
100 yen/month
760
1,001
i-channel subscription rate*
47%
(As of Mar. 31, 2007)
* i-channel subscription rate: No. of “i-channel” subscribers/Total users of compatible handsets
(10,000 subscribers) (10,000 subscribers)
(Forecast)
(Estimate value for FY2006)
(Forecast)
08/3
08/3

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
16
16
/35
2006/10 2007/3
Develop category-specific
search capability
No. of search queries grew 1.5 times
since launch of search service
No. of search queries
Planned functional enhancements for
search service
Search Service
Planned for launch in June 2007
·
Usage of search service has been growing.  Measures to further enhance convenience planned for implementation.
·
Search-linked advertisement planned for launch in June 2007.
Provide search-linked advertisements

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
17
17
/35
904i
Series Handsets
·
The latest 904i series handsets transform cellular phones,
defying common perception
904i
changes
common perception
of phones
Significantly enriched service lineup
Video clips
One-
segment TV
(F)
First-of-its
kind in
cellular
industry
MUSIC GAME VISUAL 2 in 1 DCMX
COMMUNICATION
USEFUL GPS GLOBAL
“Uta-hodai”
Napste & WMA
“Chokkan Games
(D/P/SH)
“Mega Games”
Wider
variety of
card lineup
“Deco-mail”
&
2MB
attachments
“Rakuoku
Shuppin Appi”
i-appli Banking
GPS navigation
“Keitai Osagashi”
service
3G roaming
New usability based on
intuitive motion
Slim, slide-open
phone
Large 3.1-inch, full-wide
screen, one-seg TV-enabled
“Yoko-motion”
phone
3-inch wide VGA screen
& high-quality sound
High-speed
model
Evolved
Wireless music
phone
Operate by tracing
touch-pad with a finger
3-inch
wide LCD phone

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
18
18
/35
to enable use of
only
1 mode publicly
2 in 1
·
“2 in 1” combines the capabilities of two handsets in a single unit.
Dual mode
Both A+B
modes can
be used
3 different modes can be
supported by a single phone
depending on
the destination
or between
business/private
purposes
Mode A
Mode A
Mode A
Mode B
Mode B
Mode B
Family
Friends
Club
members, etc.
Family, friends,
business
Delivery
Mail magazine
Applications, etc
Private
Business
monthly fee: ¥
945
(tax included)
“2in1” allows you to use the phone separately…
Your phone number
is exposed!
You may receive
a call from a friend
090XXXXXXXX
With only one handset
· · ·
A-mode
B-mode
Phone number A
Mail address A
Phone
book A
Call
history A
Mail
box A
Standby
screen A
Phone number B
Mail address B
Phone
book B
Call
history B
Mail
box B
Standby
screen B

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
19
19
/35
Game / Music / Video
·
Launch easy-to-use “Chokkan Games”, enjoyable without the need to get accustomed to button operations
·
“Uta-hodai”, enabling flat-rate access to music with a single handset
Intuitive “Chokkan
Games”
ROLL SHAKE TOUCH MOVE
(As of Apr. 23, 2007)
“Uta-hodai”
Video Clips
Larger capacity/screen size & higher quality
LONG
FULL SCREEN
HIGH QUALITY
500KB
QCIF
H.263
10MB
QVGA
H.264
No. of contents: 68 titles
Chokkan?
Shutoko Battle
Aerobatic Hero
Furu Furu
DANCING
Chokkan?
Tennis
Video lineup to grow to 3,000 titles
©2003-2007 NBGI
©2007 Universal Interactive. Inc.
©GenkiMobile
©2005-2007
KEMCO/EXE CREATE
©MOBILE & GAMESTUDIO
Supported by 904i series handsets
Download songs
directly to handset
from site of choice
Web sites providing “Uta-hodai” (i-mode)
*Music delivery service compatible with “Uta-hodai” are provided by music delivery service providers.
*To use “Uta-hodai”, users are required to register the applicable music delivery site on My Menu.
*The fee and terms and conditions for the provision of music delivery services vary by individual sites
©Genki©GenkiMobile

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
20
20
/35
Credit Business-
0
50
100
150
200
250
06/4 5 6 7 8 9 10 11 12 07/1 2 3
·
Steadily expanded DCMX membership (to over 2 million) and the number of installed
iD payment terminals (to approximately 150,000 units)
·
FY2007: Phase to further expand membership and mobile credit usage
•
Expand sales channel
•
Enrich card lineup
Started accepting applications at
nationwide DoCoMo Shops
Started offering gold cards/
family cards/ETC cards
Expand service in major
convenience store
chains & fast food shops
(10,000 subscribers)
As of Mar. 31, 2007
No. of DCMX members:
Over 2 million
No. of installed iD payment terminals :
Approx. 150,000
Targets as of Mar. 31, 2008
No. of DCMX members:
4 million
No. of installed iD payment terminals :
Approx. 250,000
(Above
name of companies representing different industries are presented listed in Japanese alphabetical order)
•
Start iD net payment
•
Grow no. of outlets
supporting iD payment

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
21
21
/35
International Services
Effects of investment strategies becoming
evident
South Korea
Nationwide deployment of W-CDMA/
HSDPA from March 2007
Guam/Saipan
To start W-CDMA/HSDPA in 2008 or
beyond
·
Int’l services revenues grew sharply due to wide adoption of roaming-enabled handsets
·
W-CDMA/HSDPA services deployed in South Korea, Guam and Saipan (as a result of our overseas investments)
0
100
200
300
400
500
600
06/3 06/6 06/9 06/12 07/3
0
10
20
30
40
50
60
(%)
International Services Revenues
0
25
50
FY2005 FY2006 FY2007(Forecast)
11
14
18
16
25
34
+36%
+62%
% of own-handset roamers
(Billions of yen)
% of own-handset roamers
(10,000 subscribers)
No. of roaming-enabled
handset users
Int’l dialing
revenues
Int’l roaming
revenues
Grow int’l roaming revenues, and
strengthen DoCoMo’s
competitiveness in Japan
DoCoMo’s 3G roaming-enabled models
to become usable
*1: % of own-handset roamers: No. of “World Wing” roaming users using own handset/Total roaming service users
*2: Saipan refers to Commonwealth of the Northern Mariana Islands (CNMI), a self-governing dominion of the USA, comprising
14 islands including Saipan.

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
22
22
/35
FOMA Network
06/3 07/3 08/3(forecast)
24,000 24,000
6,400 6,400
35,700 35,700
10,400 10,400
42,700 42,700
14,000 14,000
+11,700
+7,000
+4,000
+3,600
FOMA area FOMA area
quality enhancement quality enhancement
· FOMA area quality enhancement
- Interactive coverage improvement
responding to customers’ voices
- Area tuning
· Facility build-up in responding to the
growth in data capacity
- Reinforce facilities to cater to an increase
in data traffic resulting from the growing
uptake of flat-rate service
- Expand HSDPA coverage to 90%
of populated areas
·
FOMA network: Shift from horizontal coverage expansion to quality enhancement
·
CAPEX for FY2007: estimated at 750 billion yen
( No. of outdoor base stations )
( No. of indoor systems )
FOMA coverage FOMA coverage
expansion expansion
-19.7% 750.0 +5.3% 934.4 887.1
CAPEX
(Billions of yen)
Changes
(2) Þ
(3)
2008/3
(Full-year
forecast)
(3)
Changes
(1) Þ
(2)
2007/3
(Full-year) (2)
2006/3
(Full-year)-(1)

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
23
23
/35
Planned Network Evolution
DL : Downlink
UL : Uplink
Transmission speed
·
Facilitate network enhancement to support faster transmission rates and larger capacity, responding to the need for personalization of services, and ubiquitous and seamless access
1G
100M
10M
100k
1M
~2006 2007 2008 2009 2010~
Complete
development of
Femto Cell BTS
For a seamless NW
First in the world
to  succeed in
5Gbps outdoor
transmission
Preparations for the future
OFFICEED
IP centrex
IP-enabled
BTS
W-CDMA
HSDPA
Super3G
4G
HSPA
DL:7.2~14.4M UL:5.7M

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
24
24
/35
·
Handset procurement costs to enter phase of reduction, as a result of handset cost reduction efforts and optimization of product mix
0
10
20
30
40
50
60
70
80
90
100
06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) FY2007
<
Forecast
>
Handset sales by series Handset sales by series
Change in handset Change in handset
procurement cost per unit procurement cost per unit
90X 90X Series Series
70X
70X
0X Series Series
other other
(%)
To enter phase of
reduction
(%) (Yen)
% of 70X
models, etc. to
increase to over
50% of total
handsets sold
Actions for Cost Reduction -1--
Growth of % of
FOMA to total
handset sales
to level off
% of mova handsets to
total handset sales
Handset
procurement
cost per unit
(mova+FOMA)
% of FOMA handsets to
total handset sales
35,000
45,000
55,000
05/4-6 7-9 10-12 06/1-3 4-6 7-9 10-12 07/1-3 FY2007
<Forecast>
0
10
20
30
40
50
60
70

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
25
25
/35
· Achieve handset cost reduction and functional enhancements and shorten lead time for development, etc., through the development of single-chip LSIs and common platform
Functionality
Actions for Cost Reduction -2--
FY2006 FY2007 FY2007
and beyond
Cost
Single-chip LSI
Functional
enhancement of
common platform
Full-scale implementation starting from
903i series and subsequent models
Integrate communication/application
functions in single chip
Support transmission speeds of 7.2Mbps
To start implementation from
FY2008/2H (planned)
Development of
common platform
Integrate single-chip (HSDPA/GSM-
enabled) with OS and other software
To start implementation from FY2007/2Q
(planned)

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
26
26
/35
Approx. Approx.
175
175
250
250
Approx. Approx.
209
209
200
200
Payout ratio: 38%
(¥4,000/share)
(¥4,800/share)
Payout ratio: 44%
Authorized budget for
repurchase of own
shares
Dividends
Increase Increase
weight of weight of
dividends dividends
(Billions of yen)
FY2007 (planned)
Dividend per share: 4,800 yen (UP20%)
Repurchase of own shares:  Seek authorization at General Meeting of Shareholders to repurchase up to 1 million shares for up to 200 billion yen
·
Returning profits to shareholders is considered one of the most important issues in our corporate policies
Amount of shareholder return
FY2006 FY2007 (planned)
Return to Shareholders
Actual amount spent
for share repurchase*

* Actual amount spent for repurchase of own shares from April 1, 2006 to Mar. 31, 2007.

Appendices Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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Operating Revenues-
US GAAP
0.0
1,000.0
2,000.0
3,000.0
4,000.0
5,000.0
6,000.0
Equipment sales revenues
470.0 474.0 478.0
Other revenues*
96.8 108.5 123.0
PHS revenues
40.9 23.0 9.0
Cellular services revenues (voice, packet)**
4,158.1 4,182.6 4,118.0
2006/3
(
Full year
)
2007/3
(
Full year
)
2008/3
(
Full year forecast
)
4,765.9
Operating revenues for
FY2006
Compared to FY2005
+0.5%
(Cellular services revenues)
+0.6% year-on-year
(Equipment sales revenues)
+0.8% year-on-year
(Billions of yen)
(Billions of yen)
* “Quickcast” revenues are included in “Other revenues”.
** “International services revenues” are included in “Cellular services revenues(voice,packet)”.
4,788.1
4,728.0

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
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Operating Expenses
US GAAP
0
1,000
2,000
3,000
4,000
5,000
Personnel expenses
250.3 254.3 253.0
Taxes and public duties
36.7 36.4 39.0
Depreciation and amortization
738.1 745.3 753.0
Loss on disposal of property, plant and
equipment and intangible assets
54.7 73.1 64.0
Communication network charges
368.5 356.1 349.0
Non-personnel expenses
2,484.8 2,549.3 2,490.0
(Incl.)Revenue-linked expenses*
1,758.5 1,832.0 1,727.0
(Incl.) Other non-personnel expenses
726.4 717.3 763.0
2006/3 (Full year) 2007/3 (Full year) 2008/3 (Full year forecast)
(Billions of yen)
(Billions of yen)
]
Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service
3,933.2
4,014.6
3,948.0
Operating expenses
for FY2006
Compared to
FY2005
+2.1%
Impairment loss from the disposal of PHS assets, which had been stated individually in “impairment loss” in previous reports, has been included in “depreciation and amortization” from FY2006/1Q.

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
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Capital Expenditures
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
900.0
1,000.0
Other (information systems, etc.)*
136.6 151.7 139.0
PHS business
1.1 1.2 0.0
Mobile phone business (FOMA)
602.4 665.0 518.0
Mobile phone business (i-mode, etc.)
29.0 33.2 28.0
Mobile phone busienss (mova)
36.8 18.5 8.0
Mobile phone business (transmission line)
81.2 64.8 57.0
2006/3 (Full year) 2007/3 (Full year) 2008/3(Full year forecast)
(Billions of yen)
(Billions of yen)
* “Quickcast business” is included in “Other (Information systems, etc.)”.
887.1
887.1
.1
1
934.4
934.4
.4
4
750.0
750.0
.0
0
Capital expenditures
for FY2006
Compared to
FY2005
+5.3%

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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Operational Results and Forecasts
*Communication Module Service subscribers are included in the no. of cellular phone subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)
** Other includes purchase of additional handsets by existing FOMA subscribers.
*** For an explanation of MOU and ARPU, please see Slide 34 of this document, “Definition and Calculation Methods of MOU and ARPU”.
48,590
+2.6%
47,574
46,360
i-mode
Other**
Migration
from mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU
(minutes)***
ARPU
(yen)***
No. of Subscribers (1,000)
Churn rate (%)
Handsets sold
(1,000)
(including handsets
sold without
involving sales by
DoCoMo)
Market share(%)
No. of Subscribers (1,000)*
-
-72.7%
1,232
4,517
-
-66.3%
863
2,557
-
-1.3
points
54.4
55.7
1,310
+54.3%
1,027
665
44,420
+51.4%
35,529
23,463
9,470
-38.3%
17,092
27,680
53,890
+2.9%
52,621
51,144
-
-5.2%
3,110
3,280
2008/3
(Full year
forecast)
Changes
(1) Þ
(2)
2007/3
(Full year)
(2)
2006/3
(Full year)
(1)
-
-
-
-
-
-
+119.8%
8,835
4,019
+1.9%
9,553
9,376
+22.0%
5,565
4,561
-20.8%
57
72
-41.2%
453
771
+0.01
points
0.78
0.77

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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Corporate Social Responsibility (CSR)
DoCoMo Keitai Safety
School
Double-screen handset
(D800iDS)
i-mode Disaster Message
Board service
· “DoCoMo Keitai Safety School” seminars
(1,400 sessions at schools and communities nationwaide)
· Enriched “Anshin” features aimed at delivering peace of mind
(“Data Security”
service, “Omakase
Lock”, “Keitai
Osagashi”
service)
· Filtering service
For a safer,
healthier &
more secure
mobile society
· i-mode Disaster Message Board service
(Operated after occurrence of Noto Peninsula, Mie earthquake)
· Functional enhancements to i-mode Disaster Message Board
(Added registration request mail transmission function)
· Introduced “Emergency Location Report”
-function
Disaster
response
· “Save the earth with eco-friendly phone” campaign
(Mar.-Dec. 2006)
(Donated 1% of monthly telephone bill amount of
N701iECO-handset
users to nature
conservation activities)
· Collection/recycling of used cellular phones
(cumulative 62 million units)
· “DoCoMo Woods” forestation campaign
(total 32 location in Japan/overseas)
Environmental
conservation
activities
· FOMA “Raku Raku Phone III”, “Raku Raku Phone Basic” handsets
· Bone conduction receiver microphone, “Sound Leaf”
· Double-screen handset (D800iDS)
· Cellular phone usage lessons for handicapped/elderly users
· “Hearty Mind” training, staff training for service helper certification
Universal
design
products &
services
DoCoMo Woods
forestation campaign

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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Return to Shareholders (Track Record)
Track Record <by Fiscal year>
157.2 300.1 425.2
Repurchase of own shares
(Billions of yen)
(2)
175.1 178.2 93
Total dividends (Billions of yen)
(1)
(4,000 yen) (4,000 yen) (2,000 yen) (Dividend per share)
(0.88 million) (1.8 million) (2.32 million) (No. of shares repurchased)
332.3 478.2 518.3
Total (Billions of yen) (1)+(2)
0.93 million 1.89 million 1.48 million
No. of treasury shares canceled
FY2006 FY2005 FY2004

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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MOU (Minutes of
usage):-Average-communication-time-per-one-month-per-one-user.
ARPU (Average monthly Revenue Per Unit):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees.
We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.
Aggregate ARPU (FOMA+mova):  Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscribers (FOMA+mova)
i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
i-mode ARPU (FOMA): i-mode ARPU (FOMA+) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)
i-mode ARPU (mova): i-mode ARPU (mova+) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)
Number of active subscribers used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscribers in each month”* of the current quarter
Half-year data: sum of “No. of active subscribers in each month”* of the current  half
Full-year data: sum of “No. of active subscribers in each month”* of the current fiscal year
* “No. of active subscribers in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2
The revenues and no. of subscribers of Communication Module Service are not included in the above calculation of ARPU and MOU.
Definition and Calculation Methods of MOU and ARPU

RESULTS FOR FY2006
APRIL 2006 TO MARCH 2007
SLIDE No.
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Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Year ended
March 31, 2006
Year ended
March 31, 2007
Year ending
March 31, 2008
(Forecasts)
a. EBITDA ¥ 1,606.8 ¥ 1,574.6 ¥ 1,573.0
(738.1) (745.3) (753.0)
(36.0) (55.7) (40.0)
832.6
773.5
780.0
119.7 (0.6) 8.0
(341.4) (313.7) (312.0)
(0.4)
(1.9)
-
(0.1) (0.0) -
610.5 457.3 476.0
4,765.9 4,788.1 4,728.0
33.7% 32.9% 33.3%
12.8% 9.6% 10.1%
Note:
2. Free cash flows excluding irregular factors and changes in investments for cash management purpose
Billions of yen
Year ended
March 31, 2006
Year ended
March 31, 2007
Year ending
March 31, 2008
(Forecasts)
¥ 510.9 ¥ 192.2 ¥ 560.0
- (210.0) 210.0
149.0 50.7 -
659.9 32.9 770.0
(951.1) (947.7) (780.0)
1,610.9 980.6 1,550.0
Note:
Equity in net losses of affiliates
(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal year.
Minority interests in earnings of consolidated subsidiaries
c. Total operating revenues
EBITDA margin (=a/c)
b. Net income
Depreciation and amortization
Operating income
Other income (expense)
Income taxes
Losses on sale or disposal of property, plant and equipment
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
(2) Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.  Net cash used in investing activities for the year ended
March 31, 2006 and 2007 includes changes in investments for cash management purpose. However, the effect of changes in investments for cash management purpose is not taken into account when we forecasted net cash used in investing activities for the year ending March 31,
2008 due to the difficulties in forecasting such effect.
Irregular factors (1)
Changes of investments for cash management purpose (2)
Free cash flows
Net cash used in investing activities
Net cash provided by operating activities
Free cash flows excluding irregular factors and changes in investments for cash management purpose
Net income margin (=b/c)

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